Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of

Common Stock

of

Kintera, Inc.

at

$1.12 Net Per Share

by

Eucalyptus Acquisition Corporation,

a wholly owned subsidiary of

Blackbaud, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, JULY 7, 2008 UNLESS THE OFFER IS EXTENDED.

Eucalyptus Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Blackbaud, Inc. (“Blackbaud” or “Parent”), a Delaware corporation, is offering to purchase for cash all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Kintera, Inc., a Delaware corporation (“Kintera” or the “Company”), at a price of $1.12 per share, net to the seller in cash (subject to applicable withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated June 9, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 29, 2008 (the “Merger Agreement”), among Parent, Purchaser and the Company. The Merger Agreement provides for the merger of Purchaser with and into the Company (the “Merger”) following the purchase of the Shares, with Kintera as the surviving corporation and as a wholly owned subsidiary of Blackbaud.

At a meeting held on May 29, 2008, the board of directors of Kintera unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company and the Company’s stockholders; (ii) approved and adopted the Merger Agreement and the terms and conditions thereof and the transactions contemplated thereby, including the Offer and the Merger; and (iii) recommended that the Company’s stockholders accept the Offer and tender their Shares thereunder and, if applicable, approve and adopt the Merger Agreement and the Merger.

There is no financing condition to the Offer. The Offer is subject to various conditions. A summary of the principal terms of the Offer appears on pages iii through v.

June 9, 2008

IMPORTANT

If you wish to tender all or any of your Shares prior to the expiration of the Offer, you should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal included with this Offer to Purchase, have your signature thereon guaranteed if required by Instructions 2 and 3 to the Letter of Transmittal, mail, deliver or send by facsimile transmission the Letter of Transmittal (or such facsimile thereof) and any other required documents to American Stock Transfer & Trust Company (the “Depositary”) and either deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal (or a facsimile thereof), deliver such Shares pursuant to the procedures for book-entry transfers set forth in Section 3 entitled “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase or (2) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you have Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your Shares. In the case of a book-entry transfer, an Agent’s Message (as defined below) must be used in lieu of the Letter of Transmittal.

If you desire to tender Shares and the certificates representing such Shares are not immediately available or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 of this Offer to Purchase.

Any questions and requests for assistance may be directed to Georgeson Inc., the information agent (the “Information Agent”) for the Offer, at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, and other related materials may be obtained from the Information Agent.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

i

SUMMARY TERM SHEET

This summary term sheet highlights the material provisions of this Offer to Purchase and may not contain all the information that is important to you. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, and the information contained in this summary term sheet is qualified in its entirety by the fuller terms, descriptions and explanations contained in this Offer to Purchase, Schedule I to this Offer to Purchase, the documents incorporated by reference or otherwise referred to herein and the Letter of Transmittal provided with this Offer to Purchase. Section references are included to direct you to a more complete description of the topics discussed in this summary term sheet.

Securities Sought	All outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Kintera, Inc. (“Kintera” or the “Company”) including associated preferred stock purchase rights.

Price Offered Per Share	$1.12 per Share, net to the seller in cash without interest (subject to applicable withholding taxes).

Parties to the Tender Offer	Eucalyptus Acquisition Corporation (“Purchaser”) is offering to purchase (the “Offer”) the Shares. Purchaser is a wholly owned subsidiary of Blackbaud, Inc. (“Blackbaud” or “Parent”).

See the Introduction and Section 9 entitled “Certain Information Concerning Parent, Purchaser and Their Affiliates” of this Offer to Purchase.

Scheduled Expiration Time	12:00 midnight, New York City time, on Monday, July 7, 2008, unless the initial offering period is extended as set forth below.

Minimum Condition	Purchaser must become the owner of a majority of all Shares then outstanding on a fully diluted basis, including those Shares issuable pursuant to options and other rights to purchase Shares then outstanding with a per share purchase price of $1.12 or less (the “Minimum Condition”).

Other Information

•

The Offer is the first step in Blackbaud’s plan to acquire all of the outstanding Shares, as provided in the Agreement and Plan of Merger, by and between Parent, Purchaser and Company, dated May 29, 2008 (the “Merger Agreement”). If the Offer is successful, Blackbaud, through Purchaser, will acquire any remaining Shares in a merger of Purchaser with and into Kintera (the “Merger”), with Kintera to continue as the surviving corporation and as a wholly owned subsidiary of Blackbaud. Holders of Shares will have appraisal rights in the Merger, but not in the Offer. See Section 12 entitled “Purpose of the Offer; Plans for the Company” of this Offer to Purchase.

•

The initial offering period of the Offer will expire at 12:00 midnight, New York City time, on Monday July 7, 2008, unless the Offer is extended (such date or any later time and date the Offer may be extended, the “Expiration Date”). If at any scheduled Expiration Date, any of the conditions to the Offer (including the Minimum Condition) have not been satisfied or waived by Parent or Purchaser, but each such condition is reasonably capable of being satisfied at or prior to the September 15, 2008 (the “Outside Date”), Purchaser must extend the Offer, at the request of the Company, for one or more successive periods of not more than 10 business days in order to permit the satisfaction of such conditions, but not beyond September 15, 2008 (the “Outside Date”).

Purchaser may, in its sole discretion, without the consent of Kintera, extend the Offer for one period of not more than five business days, if at any otherwise scheduled Expiration Date all of the conditions to the Offer have been satisfied or waived by Blackbaud or Purchaser, but the number of Shares validly tendered and not withdrawn pursuant to the Offer is less than 90% of the then outstanding Shares on a fully diluted basis. Purchaser must also extend the Offer for any period or periods required by any rule, regulation or interpretation of the Securities and Exchange Commission (the “SEC”) or its staff applicable to the Offer. In neither of these events may the Offer be extended beyond the Outside Date.

•

If the Offer is extended, Parent will inform American Stock Transfer & Trust Company, the depositary (the “Depositary”) for the Offer, of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the first business day following the then scheduled Expiration Date.

•

In connection with entering into the Merger Agreement, Parent has entered into a Tender and Support Agreement with each of the Kintera directors and officers and certain other stockholders (who collectively own approximately 22% of the outstanding Shares). Pursuant to the terms of the Tender and Support Agreement, each of the directors and officers of the Company and the stockholders of the Company party to that Agreement have agreed, among other things, to tender their Shares pursuant to the Offer and vote their Shares in favor of the Merger and against any alternative acquisition proposal.

Conditions to the Offer

Purchaser will not be obligated to complete the Offer unless, among other things, as of any scheduled Expiration Date:

•	the Minimum Condition has been met;

•	at least 85% of the Company’s employees as of May 29, 2008 are still employed by the Company; and

•	certain other events described in Section 15—“Certain Conditions to the Offer”—have not occurred and are not continuing, regardless of the circumstances giving rise to such events or conditions.

See Section 15—”Certain Conditions to the Offer”.

Procedures for Tendering

If you wish to accept the Offer and tender your Shares, you must do the following:

•

If you are a record holder (i.e., a stock certificate has been issued to you), deliver the certificate(s) representing your Shares, together with a completed and signed version of the enclosed Letter of Transmittal and any other documents required by the Letter of Transmittal, and have your signature guaranteed if required by Instructions 2 and 3 to the Letter of Transmittal to the Depositary, not later than the time the Offer expires;

•

If your Shares are held in street name (i.e., through a broker, dealer or other nominee), the Shares can be tendered by your nominee through the Depositary. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three trading days on the Nasdaq Global Market. For the tender to be valid, however, the Depositary must receive the missing items within that three trading day period.

See Section 3 entitled “Procedures for Accepting the Offer and Tendering Shares”.

Withdrawal Rights

•

You may withdraw tendered Shares at any time prior to 12:00 midnight, New York City time, on Monday, July 7, 2008 or until such later date as the Offer may be extended. Unless accepted for payment pursuant to the Offer, tendered Shares may also be withdrawn at any time after August 8, 2008. However, if Purchaser provides a subsequent offering period, you will not be able to withdraw (i) any Shares that you already tendered or (ii) any of the Shares that you tender during the subsequent offering period.

•

To withdraw Shares, you must deliver a written notice of withdrawal, or a manually signed facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares. If you tendered Shares by giving instructions to a bank or broker, you must instruct the bank or broker to arrange for the withdrawal of your Shares.

See Section 4 entitled “Withdrawal Rights”.

Additional Information

•

See Section 1 entitled “Terms of the Offer,” Section 12 entitled “Purpose of the Offer; Plans for the Company,” Section 13 entitled “Transaction Documents,” Section 14 entitled “Dividends and Distributions,” Section 15 entitled “Certain Conditions to the Offer,” Section 16 entitled “Certain Legal Matters; Required Regulatory Approvals” and Section 17 entitled “Appraisal Rights” of this Offer to Purchase for a more complete description of the Offer and the transactions contemplated following the consummation of the Offer.

v

FREQUENTLY ASKED QUESTIONS

The following are answers to some of the questions you, as a stockholder of Kintera, Inc. (“Kintera” or the “Company”), may have about the tender offer. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred because the information in this summary is not complete and may not contain all of the information that is important to you. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal and the documents to which we have referred.

Unless the context indicates otherwise, we will use the terms “we,” “us” or “our” in this Offer to Purchase to refer to Eucalyptus Acquisition Corporation (“Purchaser”) and, where appropriate, Blackbaud, Inc. (“Blackbaud” or “Parent”).

Who is offering to purchase my shares?

Purchaser is a Delaware corporation incorporated on May 22, 2008 and a wholly owned subsidiary of Blackbaud, a Delaware corporation originally organized as a New York corporation in 1982.

Purchaser has conducted no activities to date other than activities incidental to its formation and in connection with acquiring the Company. See the Introduction and Section 9 entitled “Certain Information Concerning Purchaser and Its Affiliates” of this Offer to Purchase for more information on Purchaser, Parent and their respective affiliates.

What securities are you offering to purchase?

Purchaser is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share of Kintera ( the “Shares”), for $1.12 per Share net to the seller in cash, without interest thereon (subject to applicable withholding taxes).

What does the Board of Directors of Kintera think of the offer?

The Board of Directors of Kintera has, among other things, unanimously:

•

determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company and the Company’s stockholders;

•	approved and adopted the Merger Agreement and the terms and conditions thereof and the transactions contemplated thereby, including the Offer and the Merger; and

•	recommended that the Company’s stockholders accept the Offer and tender their Shares thereunder and, if applicable, approve and adopt the Merger Agreement and the Merger.

A description of the Board of Directors’ approval of the Offer and the Merger is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to its stockholders together with this Offer to Purchase. See “Introduction” to this Offer to Purchase.

How do I tender my shares?

To tender Shares, you must deliver the certificate(s) representing your shares, together with a completed Letter of Transmittal and any other required documents, to the depositary not later than the time the offer expires. If your shares are held in street name by your broker, dealer, bank, trust company or other nominee, such nominee can tender your shares through The Depository Trust Company. The share certificate(s) representing tendered Shares must be received by the depositary or Shares must be tendered pursuant to book-entry transfer procedures and a book-entry confirmation must be received by the depositary prior to the Expiration Date (except with respect to any subsequent offering period, if one is made available). If you cannot deliver everything required to make a valid tender to the depositary before the expiration of the offer, you may have a limited amount of additional time by having a financial institution guarantee, pursuant to a Notice of Guaranteed Delivery, that the missing items will be received by the depositary within three Nasdaq Global Market trading days. However, the depositary must receive the missing items within that three trading day period. See “Procedures for Accepting the Offer and Tendering Shares”—Section 3.

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you tender your Shares to Purchaser in the Offer, you will not have to pay any brokerage or similar fees. However, if you own your Shares through a broker or other nominee, your broker or nominee may charge you a fee to tender. You should consult your broker or nominee to determine whether any charges will apply. See the Introduction and Section 18 entitled “Certain Fees and Expenses” of this Offer to Purchase for more information.

Do you have the financial resources to pay the purchase price in the Offer?

Yes. We estimate that we will need approximately $46 million to purchase all of the issued and outstanding Shares pursuant to the Offer and approximately $2 million to pay related transaction fees and expenses. Blackbaud intends to pay for the Shares and all related fees and expenses using cash on hand and funds available under its existing credit facility. The Offer is not conditioned upon any financing arrangements. See Section 10 entitled “Source and Amount of Funds” of this Offer to Purchase for more information.

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We believe our financial condition is not relevant to your decision to tender your Shares in the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we intend to acquire all remaining Shares in the subsequent merger for the same cash price.

How long do I have to decide whether to tender in the offer?

You will have at least until 12:00 midnight, New York City time, on Monday, July 7, 2008 to tender your shares in the offer or, if the offer is extended, through the expiration of the extension period. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See “The Offer” in Section 1 of this Offer to Purchase.

If a broker, dealer, bank, trust company or other nominee holds your shares it is likely that such nominee has an earlier deadline for you to act to instruct it to accept the tender offer on your behalf. We urge you to contact the broker, dealer, bank, trust company or other nominee to find out its applicable deadline.

Can the offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that we will extend the offer beyond Monday, July 7, 2008 in the following circumstances:

•	The Purchaser may, and at the written request of the Company shall, extend the Offer from time to time for successive periods of no more than 10 business days each if, at the scheduled or extended expiration date of the Offer, any of the conditions of the Offer have not been satisfied or waived, until such conditions are satisfied or waived;

•	The Purchaser shall extend the Offer for any period required by any rule, regulation or interpretation of the Commission or the staff thereof; or

•

The Purchaser may extend the Offer one time for up to five Business Days if all of the conditions to Purchaser’s obligations to accept the Shares for payment are satisfied or waived but the number of tendered Shares is less than 90% of the fully-diluted outstanding shares.

No extension shall extend the Offer beyond September 15, 2008. Under certain circumstances following the Purchaser’s acceptance of and payment for Shares tendered in the Offer, Purchaser may, at its sole option, provide a subsequent offering period of not less than three or more than 20 business days after the expiration of the Offer. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See “The Offer”—Section 1.”

If I accept the Offer, when will I be paid?

If the conditions to the Offer as set forth in the Introduction and Section 15 entitled “Certain Conditions to the Offer” of this Offer to Purchase are satisfied and we consummate the Offer and accept your Shares for payment, you will receive a check in an amount equal to the number of Shares you tendered multiplied by $1.12 (less any applicable withholding taxes), promptly following expiration of the Offer. See Section 2 entitled “Acceptance for Payment and Payment” of this Offer to Purchase for more information.

If I do not tender my Shares but the Offer is successful, what will happen to my Shares?

If the Offer is successful and we become the owner of more than 90% of the outstanding Shares, we will then own a sufficient number of Shares to cause the Merger to occur without a meeting of the Company’s stockholders pursuant to Delaware’s short-form merger statute. If the Merger takes place, Purchaser will own all of the Shares, and all stockholders of the Company remaining after the Offer other than us (and other than stockholders validly exercising appraisal rights) will receive $1.12 per Share in cash, without interest, less any required withholding taxes.

Therefore, if the Offer is successful and you have not tendered your Shares (and have not exercised your appraisal rights, as described below), upon the consummation of the Merger you will receive the same price per share as you would have received had you tendered your Shares into the Offer.

If we do not acquire, whether in the Offer or upon exercise of the top-up option (as described below), a sufficient number of Shares to cause the Merger to occur without a meeting of the Company’s stockholders pursuant to Delaware’s short-form merger statute, the Merger will not occur until it is approved at a meeting of the Company’s stockholders. At the stockholders meeting, we will vote our Shares in favor of the Merger. However, an information statement complying with applicable rules of the Securities and Exchange Commission (“SEC”) will be required to be circulated to stockholders in connection with the stockholders meeting, which will require the Company to prepare certain financial statements in accordance with applicable law. As a result, the consummation of the Merger may be significantly delayed. Any remaining holders of Shares will not receive the Merger consideration until the stockholder vote occurs and the Merger is thereafter completed.

What is a top-up option and when could it be exercised?

Subject to certain conditions set forth in the Merger Agreement, the Company has granted to Purchaser an irrevocable option (the “top-up option”) to purchase a number of newly issued Shares equal to the number of Shares that, when added to the number of Shares already owned collectively by us, will constitute one Share more than 90% of Shares that will be issued and outstanding immediately after the issuance of all Shares under the top-up option. The purchase price per Share for any Shares purchased by us under the top-up option will be equal to the price per Share paid by us in the tender offer. The top-up option will be exercisable if, and only if, immediately after the exercise of the top-up option, we own more than 90% of the Shares then issued and outstanding.

The purpose of the top-up option is to permit us to acquire a number of Shares that will enable us to complete the Merger under Delaware’s short-form merger statute without a meeting of the Company’s stockholders. The top-up option is subject to certain additional terms and conditions. See Section 13 entitled “Transaction Documents” of this Offer to Purchase for more information.

If the Offer is completed, will the Shares continue to be publicly traded?

Following the purchase of Shares in the Offer, we intend to complete the Merger pursuant to the terms of the Merger Agreement. Once the Merger takes place, the common stock of the Company will no longer be publicly owned or traded.

Even if the Merger does not take place, after we purchase all of the Shares tendered into the Offer, there may be so few remaining common stockholders and publicly held Shares that securities firms will no longer be interested in quoting the Shares or otherwise maintaining a market for the Shares. If that occurs, there may not be a public trading market for the Shares following the consummation of the Offer, or any remaining public trading market may be highly illiquid. Moreover, the Company may be eligible to cease making filings with the SEC or otherwise cease being required to comply with the rules relating to publicly held companies.

In addition, it is possible that, following the Offer, the Shares will no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which case you will no longer be able to use your Shares as collateral for loans made by brokers.

See Section 7 entitled “Effect of the Offer on the Market for the Company’s Shares; Nasdaq Delisting; Exchange Act Deregistration” of this Offer to Purchase for more information.

What is the market value of my Shares as of a recent date?

On May 29, 2008, the last full day of trading before the public announcement by the Company of its agreement to be acquired by us at a price of $1.12 per Share, the last reported closing price per Share was $0.68. The offer price of $1.12 per Share represents a premium of approximately 65% over that last reported closing price. You should obtain a recent quotation for your Shares before deciding whether or not to tender. See Section 6 entitled “Price Range of the Shares” of this Offer to Purchase for more information.

Will the exchange of Shares pursuant to the Offer or the Merger be a taxable transaction for U.S. federal income tax purposes?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger is a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, you will recognize, for U.S. federal income tax purposes, capital gain or loss equal to the difference between your adjusted tax basis in the Shares surrendered and the amount of cash you receive for those Shares. You should consult your tax advisor on the tax implications of tendering your Shares. See Section 5 entitled “Certain U.S. Federal Income Tax Consequences of the Offer and the Merger” of this Offer to Purchase.

Have any holders of Shares already agreed to tender their Shares in the Offer?

Yes. In connection with the execution of the Merger Agreement, each director and officer of the Company and certain of its stockholders (who collectively own approximately 22% of the outstanding Shares) entered into a Tender and Support Agreement with Parent in which each of them agreed, among other things, to tender their Shares pursuant to the Offer and to vote their Shares in favor of the Merger and against any alternative acquisition proposal.

Under what circumstances will the Company be obligated to pay to Parent a termination fee and transaction expenses if the Merger Agreement is terminated?

The Merger Agreement provides that, if the Merger Agreement is terminated:

•

by Kintera, prior to the acceptance for payment of Shares pursuant to the Offer, if its board of directors withdraws or modifies its approval and recommendation of the Merger Agreement, the Offer or the Merger, approves or recommends approval of a Takeover Proposal (as defined in Section 13 entitled “Transaction Documents”), or approves or allows Kintera to enter into any agreement relating to a Takeover Proposal, provided that Kintera shall not have solicited another Takeover Proposal from a third party and shall otherwise have complied with all of the provisions of the Merger Agreement relating to Takeover Proposals, including the notice provisions therein, and pays to Blackbaud the Termination Fee (as defined below); or

•

by Kintera or Blackbaud if Kintera has knowledge of a Takeover Proposal, or a Takeover Proposal shall have been made directly to holders of Shares, or any person or entity has announced an intention to make a Takeover Proposal, and thereafter the Merger Agreement is terminated

•

by either Kintera or Blackbaud if, as the result of the failure of any of the conditions to the Offer, the Offer shall have terminated or expired in accordance with its terms (including after giving effect to any extensions) without Purchaser having purchased any Shares pursuant to the Offer prior to September 15, 2008, provided that the right to so terminate the Merger Agreement is not available to any party whose failure to fulfill any of its obligations contained in the Merger Agreement was the cause of the failure of any such condition to have occurred or who has failed to comply in all material respects with any of its covenants or agreements contained in the Merger Agreement, or

•

by Blackbaud if the Minimum Condition is not met, provided that Blackbaud may not so terminate the Merger Agreement if Blackbaud’s failure to fulfill any of its obligations in the Merger Agreement was the cause of the failure of the Minimum Condition to be met, and in either case, within 12 months of such termination Kintera either enters into an Acquisition Agreement (as defined in Section 13 entitled “Transaction Documents”) or consummates a Takeover Proposal involving the person or entity who made the Takeover Proposal;

then, in each case Kintera shall pay Blackbaud a fee equal to $1,500,000 (the “Termination Fee”) and also shall reimburse Blackbaud for up to $750,000 of its reasonable documented out-of-pocket expenses related to the Offer and the Merger Agreement. The Termination Fee and transaction expenses are payable by Kintera on the date of the event giving rise to the obligation to pay the Termination Fee and transaction expenses. See Section 13 entitled “Transaction Documents” of this Offer to Purchase.

Whom can I call with questions?

You can call Georgeson Inc. at (212) 440-9800 (for banks and brokers) and (866) 328-5439 (toll free for all others) with any questions you may have. Georgeson Inc. is acting as the information agent (the “Information Agent”) for the Offer. See the back cover of this Offer to Purchase for further information on how to obtain answers to your questions.

x

To the Holders of Shares of Common Stock of Kintera, Inc.:

INTRODUCTION

Eucalyptus Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Blackbaud, Inc. (“Blackbaud” or “Parent”), a Delaware corporation, hereby offers to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Kintera, Inc. (“Kintera” or the “Company”), a Delaware corporation, at a purchase price of $1.12 per share, net to the seller in cash, without interest thereon (the “Offer Price”) (subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 29, 2008 (as it may be amended from time to time, the “Merger Agreement”), by and among Purchaser, Parent and the Company. The Merger Agreement provides for, among other things, the making of the Offer by Purchaser, and further provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, after the completion of the Offer, Purchaser will be merged with and into the Company (the “Merger”) and Kintera will continue as the surviving corporation (the “Surviving Corporation”) and as a wholly owned subsidiary of Blackbaud. The Merger is subject to a number of conditions, including the adoption of the Merger Agreement by the stockholders of the Company, if such adoption is required by applicable law. See Section 12 entitled “Purpose of the Offer; Plans for the Company” of this Offer to Purchase.

Tendering stockholders who are record holders of their Shares and who tender their Shares directly to the Depositary (as defined below) will not be obligated to pay any brokerage fees or commissions or, except as otherwise provided in Instruction 7 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of such Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Parent will pay all charges and expenses of American Stock Transfer & Trust Company, as depositary (the “Depositary”), and Georgeson Inc., as information agent (the “Information Agent”), incurred in connection with the Offer. See Section 16 entitled “Fees and Expenses” of this Offer to Purchase for more information.

The board of directors of Kintera (the “Company Board”) has unanimously:

•

determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company and the Company’s stockholders;

•	approved and adopted the Merger Agreement and the terms and conditions thereof and the transactions contemplated thereby, including the Offer and the Merger; and

•	recommended that the Company’s stockholders accept the Offer and tender their Shares thereunder and, if applicable, approve and adopt the Merger Agreement and the Merger.

The Offer is subject to a number of conditions, including the condition that there shall have been validly tendered and not withdrawn prior to the applicable expiration date of the Offer the number of Shares that, together with the Shares then beneficially owned by Parent or Purchaser (if any), representing at least a majority of (x) all Shares then outstanding, plus (y) all Shares issuable upon the exercise, conversion or exchange of any options or other rights to purchase Shares for a per Share purchase price of $1.12 or less then outstanding as of the date upon which the Offer is scheduled to expire (collectively, the “Minimum Condition”). As of June 5, 2008, there were outstanding 40,520,144 shares of Kintera Common Stock and options to purchase 1,423,782 additional shares for a per share exercise price of less than $1.12.

Upon the terms and subject to the conditions of the Offer, Purchaser will purchase all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 3—”Procedures for Accepting the Offer and Tendering Shares” on or prior to the date upon which the offer is scheduled to expire (the “Expiration Date”).

The Merger Agreement provides that following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Merger will occur. At the effective time of the Merger, each outstanding Share (with certain exceptions as set forth in the Merger Agreement) will, by virtue of the Merger and without any action by the holder thereof, be automatically converted into the right to receive in cash an amount per share equal to the Offer Price (the “Merger Consideration”). All Shares that have been so converted will be automatically canceled, and their holders will cease to have any rights with respect to such Shares, other than the right to receive (i) the Merger Consideration and (ii) any then unpaid dividends or other distributions with respect to any such Shares that have a record date prior to the effective time of the Merger.

The Merger Agreement and the transactions contemplated thereby are more fully described in Section 13 entitled “Transaction Documents” of this Offer to Purchase.

The Company Board received an opinion, dated May 29, 2008, of Piper Jaffray & Co. (“Piper Jaffray”), the Company’s financial advisor, to the effect that, as of that date and based upon and subject to the qualifications and conditions set forth therein, the cash consideration of $1.12 per share to be received by holders of Shares in the Offer and the Merger was fair to such holders from a financial point of view. The full text of Piper Jaffray’s written opinion, which describes the assumptions made, matters considered and limitations on the review undertaken, is included with the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the “Schedule 14D-9”), which will be filed by Kintera with the SEC in connection with the Offer and which is being mailed to the holders of Shares together with this Offer to Purchase.

Piper Jaffray’s opinion was provided to the Company Board for its information in its evaluation of the $1.12 per share cash consideration payable in the Offer and the Merger and relates only to the fairness of such cash consideration from a financial point of view. Piper Jaffray’s opinion does not address any other aspect of the Offer or the Merger or any related transaction and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares in the Offer or as to any other actions to be taken by any stockholder in connection with the Offer or the Merger. Holders of Shares are encouraged to read the opinion carefully and in its entirety.

As of the date hereof, Purchaser beneficially owns no Shares. Pursuant to the Tender and Support Agreement, dated as of May 29, 2008 (the “Support Agreement”), among Parent, each director and officer of the Company and certain other stockholders of the Company, who collectively own 8,718,483 Shares, or approximately 22% of the shares outstanding on May 23, 2008, each director and officer has agreed, among other things, to (i) tender their Shares pursuant to the Offer and (ii) vote their Shares in favor of the Merger and against any alternative acquisition proposal, all on the terms and subject to the conditions set forth in the Support Agreement. See Section 13 entitled “Transaction Documents” of this Offer to Purchase for more information.

None of Purchaser, Parent or any of their respective affiliates currently beneficially owns any Shares or other securities of the Company. If the Support Agreement may be deemed to constitute beneficial ownership, each of Purchaser, Parent and their respective affiliates disclaims such beneficial ownership.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT KINTERA STOCKHOLDERS SHOULD READ CAREFULLY BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER.

THE OFFER

1. TERMS OF THE OFFER

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn on or prior to the Expiration Date in accordance with the procedures set forth in Section 3 entitled “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase. The term “Expiration Date” means 12:00 midnight, New York City time, on Monday, July 7, 2008, unless extended, in which event “Expiration Date” means the latest time and date at which the offer, as so extended, shall expire.

The Offer is conditioned upon, among other things, satisfaction of the Minimum Condition and the other conditions described in Section 15—“Certain Conditions to the Offer.” Parent may terminate the Offer without Purchaser purchasing any Shares if certain events described in Section 15 occur.

Parent and Purchaser expressly reserve the right to increase the Offer Price, waive any conditions to the Offer (other than satisfaction of the Minimum Condition, which may not be waived) and make any other changes to the terms and conditions of the Offer. However, Purchaser will not, without the prior written consent of the Company, (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the number of Shares sought to be purchased in the Offer, (iv) impose additional conditions to the Offer, (v) amend or modify any condition to the Offer in a manner materially adverse to the holders of Shares, or (vi) extend or otherwise change the Expiration Date of the Offer other than as required or permitted by the Merger Agreement.

If at any scheduled Expiration Date, any of the conditions to the Offer (including the Minimum Condition) has not been satisfied or waived by Parent or Purchaser, Purchaser must extend the Offer, at the request of the Company, for one or more successive periods of not more than 10 business days in order to permit the satisfaction of such conditions, but not beyond the Outside Date (as defined below). Purchaser may, in its sole discretion, without the consent of the Company, extend the Offer for one period of not more than five business days, if at any otherwise scheduled Expiration Date all of the conditions to the Offer have been satisfied or waived by Parent or Purchaser, but the number of Shares validly tendered and not withdrawn pursuant to the Offer is less than 90% of the then outstanding Shares on a fully diluted basis. Such extension may not extend the Offer beyond the Outside Date (as defined below). Purchaser must also extend the Offer for any period or periods required by any rule, regulation or interpretation of the SEC or its staff applicable to the Offer. No extension shall extend the offer beyond September 15, 2008 (the “Outside Date”).

Purchaser may also, in its sole discretion, provide for a “subsequent offering period” in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”). Subject to the terms and conditions of the Merger Agreement and the Offer, Purchaser shall (and Parent shall cause Purchaser to) accept for payment, and pay for, all Shares that are validly tendered and not withdrawn pursuant to the Offer during any such subsequent offering period promptly after any such Shares are tendered during such subsequent offering period. We do not currently intend to include a subsequent offering period, although we reserve the right to do so.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension (including any subsequent offering period) will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Parent may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14e-1(d) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares in a manner reasonably designed to inform such holders of such change), Parent currently intends to make announcements regarding the Offer by issuing a press release.

During any extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares (other than during a subsequent offering period). Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after August 8, 2008. If the initial offering period has expired and the Purchaser elects to provide for a subsequent offering period, Shares tendered during such subsequent offering period may not be withdrawn. For a withdrawal to be effective, the conditions specified in Section 4-”Withdrawal Rights” must be satisfied.

If Parent and Purchaser make a material change in the terms of the Offer, or if they waive a material condition to the Offer, Parent and Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, will depend upon the facts and circumstances, including the materiality of the changes. A minimum 10 business day period from the date of such change is generally required to allow for adequate dissemination of new information to stockholders in connection with a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer’s soliciting fee. For purposes of the Offer, “business day” has the meaning set forth in Rule 14d-1 under the Exchange Act.

In connection with the Offer, Kintera has provided us with mailing labels and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9 and other related documents, to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

If, on or before the Expiration Date, Parent and Purchaser increase the Offer Price, such increased Offer Price will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in Offer Price.

2. ACCEPTANCE FOR PAYMENT AND PAYMENT

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the Offer as so extended or amended), as soon as practicable after the Expiration Date, Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn on or prior to the Expiration Date. See the Introduction and Section 15 entitled “Certain Conditions to the Offer” of this Offer to Purchase for more information.

Subject to the terms of the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, Parent expressly reserves the right to cause Purchaser to delay acceptance for payment of, and thereby delay payment by Purchaser for, Shares in order to comply in whole or in part with any applicable law. See Section 16 entitled “Certain Legal Matters; Required Regulatory Approvals” of this Offer to Purchase.

If there is a subsequent offering period, Purchaser will accept for payment, and promptly pay for, all validly tendered Shares as they are received during the subsequent offering period.

In all cases (including during the subsequent offering period), payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

(i) the share certificates representing such Shares or timely confirmation of the book-entry transfer of such Shares (a “Book-Entry Confirmation”) (if such procedure is available) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”), pursuant to the procedures set forth in Section 3 entitled “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase;

(ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal; and

(iii) any other documents required by the Letter of Transmittal.

Accordingly, tendering stockholders may be paid at different times depending upon when share certificates or Book-Entry Confirmations with respect to Shares are received by the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer (including during the subsequent offering period), Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance of such Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering stockholders. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept payment for Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights described in Section 15 entitled “Certain Conditions to the Offer” of this Offer to Purchase, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 entitled “Withdrawal Rights” of this Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest on the purchase price for Shares be paid by Purchaser by reason of any extension of the Offer or any delay in making such payment.

If any Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if share certificates are submitted for more Shares that are tendered, certificates for such unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer to the Book-Entry Transfer Facility, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable after the expiration, termination or withdrawal of the Offer.

3. PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES

Valid Tenders. For Shares to be validly tendered pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal, and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the share certificates representing tendered Shares must be received by the Depositary at this address or (B) Shares must be tendered pursuant to the book-entry transfer procedures described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date (except with respect to any subsequent offering period, if one is made available), or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer. The Depositary will make a request to establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to

Purchase. Any financial institution that is a participant with the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures. Although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the guaranteed delivery procedures described below must be complied with. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section, includes any participant in the Book-Entry Transfer Facility’s system whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on Letters of Transmittal must be guaranteed by an Eligible Institution. See Instructions 2 and 3 to the Letter of Transmittal for more information. If the share certificates representing the Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or share certificates not tendered or not accepted for payment are to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered share certificates representing the Shares must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the share certificates, with the signatures on the share certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 2 and 3 to the Letter of Transmittal for more information.

Guaranteed Delivery. If a stockholder desires to tender Shares under the Offer and such stockholder’s share certificates are not immediately available or the stockholder cannot deliver the share certificates and all other required documents to the Depositary prior to the Expiration Date, or the stockholder cannot complete the procedures for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, is received by the Depositary prior to the Expiration Date, as provided below; and

(iii) the share certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered to the Depositary by hand or transmitted by telegram, facsimile transmission or mail, and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Notwithstanding any other provision of this Offer to Purchase, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) share certificates representing the tendered Shares or a Book-Entry Confirmation of a book-entry transfer of the tendered Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, payment may not be made to all tendering stockholders at the same time and will depend upon when share certificates or Book-Entry Confirmations with respect to Shares are received by the Depositary.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and sole risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery. The stockholder has the responsibility to cause the Letter of Transmittal and any other documents to be timely delivered.

Determination of Validity. All questions as to the form of documents and validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, whose determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Purchaser’s counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders, without any effect on the rights of such other stockholders.

Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Parent, Purchaser or any of its affiliates or assigns, if any, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Appointment. By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s attorneys-in-fact and proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to (i) the Shares tendered by such stockholder and accepted for payment by Purchaser and (ii) any and all non-cash dividends, distributions, rights or other securities issued or issuable on or after the date of this Offer to Purchase in respect of such tendered and accepted Shares. All such proxies shall be considered coupled with an interest in the tendered Shares. This appointment will be effective if, when and only to the extent that Purchaser accepts such Shares for payment pursuant to the Offer. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given nor any subsequent written consents executed (and, if given or executed, will not be deemed effective). The designees of Purchaser will, with respect to the Shares and other securities for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the Company’s stockholders, and Purchaser reserves the right to require that in order for Shares or other securities to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares.

Other Requirements. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer as well as the tendering stockholder’s representation and warranty that (i) such stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for such person’s own account unless, at the time of tender, the person so tendering (A) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities immediately convertible into or exchangeable or exercisable for the Shares tendered and such person will acquire such Shares for tender by conversion, exchange or exercise and (B) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

Purchaser’s acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Backup U.S. Federal Income Tax Withholding. See the discussion under the heading “Backup U.S. Federal Income Tax Withholding” in Section 5 entitled “Certain U.S. Federal Income Tax Consequences of the Offer and the Merger” of this Offer to Purchase.

4. WITHDRAWAL RIGHTS

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. However, Shares tendered pursuant to the Offer may be withdrawn at any time on or before the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn at any time after August 8, 2008; provided, however, that there will be no withdrawal rights during a subsequent offering period (if one is made available).

For a withdrawal to be effective, a notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the book-entry transfer procedures described in Section 3 entitled “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and must otherwise comply with the Book-Entry Transfer Facility’s procedures.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be re-tendered at any subsequent time prior to the expiration of the Offer by following any of the procedures described in Section 3 entitled “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Parent, in its sole discretion, whose determination will be final and binding on all parties. None of Parent, Purchaser or any of their affiliates or assigns, if any, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

If Parent and Purchaser extend the Offer, or if Purchaser is for any reason delayed in its acceptance for payment of, or is unable to purchase, Shares validly tendered under the Offer, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights described in this Section 4. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

5. CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER AND MERGER

The following is a general discussion of certain U.S. federal income tax consequences of the Offer and the Merger. This discussion is limited to stockholders who hold their Shares as capital assets for U.S. federal income tax purposes and who will not own any Shares (directly, indirectly or through attribution) after the completion of the Offer and the Merger (such stockholders, for purpose of this Section 5 the “Stockholders”). This discussion does not consider the specific facts or circumstances that may be relevant to a particular Stockholder or any U.S. state and local or non-U.S. tax consequences of the Offer or the Merger. This discussion does not address the U.S. federal income tax consequences to a Stockholder that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign trust or estate. Moreover, this discussion does not address special situations, such as the tax consequences to:

•

Stockholders who may be subject to special tax treatment, such as tax-exempt entities, dealers in securities or currencies, banks, other financial institutions or “financial services entities,” insurance companies, regulated investment companies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, certain expatriates or former long-term residents of the United States or corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons holding Shares as part of a hedging, integrated, constructive sale or conversion transaction or a straddle or other risk-reduction transaction; and

•	partnerships (or other entities treated as a partnership for U.S. federal income tax purposes) or to persons who hold Shares through a partnership or similar pass-through entity.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such partners are urged to consult their tax advisors regarding the specific tax consequences to them of the Offer and the Merger. This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed regulations thereunder and current administrative rulings and court decisions, all as in effect on the date hereof. All of the foregoing discussion is subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion.

Stockholders of the Company should consult their own tax advisors regarding the specific tax consequences to them of the Offer and the Merger, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws in their particular circumstances.

In General. The receipt of cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and, as a result, a Stockholder will recognize gain or loss equal to the difference between the amount of cash received in connection with the Offer or the Merger and the aggregate adjusted tax basis in the Shares tendered by such Stockholder and purchased pursuant to the Offer or converted into cash in the Merger, as the case may be. Gain or loss will be calculated separately for each block of Shares tendered and purchased pursuant to the Offer or converted into cash in the Merger, as the case may be. If a Stockholder’s Shares are held as a capital asset, gain or loss recognized by such Stockholder will be a capital gain or loss and will be long-term capital gain or loss if the Stockholder’s holding period for the Shares exceeds one year. The deductibility of capital losses for U.S. federal income tax purposes is limited.

Backup U.S. Federal Income Tax Withholding. Under U.S. federal income tax laws, payments made in connection with the Offer and the Merger may be subject to “backup withholding” at a rate of 28% unless a Stockholder holding Shares:

•	timely provides a correct taxpayer identification number (which, for an individual Stockholder, is the Stockholder’s social security number) and any other required information, or

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, and otherwise complies with applicable requirements of the backup withholding rules.

A Stockholder that does not provide a correct taxpayer identification number may be subject to penalties administered by the Internal Revenue Service.

To prevent backup withholding on payments made in connection with the Offer or the Merger, each Stockholder must timely provide the Depositary with his or her correct taxpayer identification number and certify under penalties of perjury that he or she is not subject to backup U.S. federal income tax withholding by completing the Substitute IRS Form W-9 included in the Letter of Transmittal. Stockholders of the Company should consult their own tax advisors as to their qualification for exemption from withholding and the procedure for obtaining the exemption. See Instructions 6 and 7 and the section entitled “Important Tax Information” of the Letter of Transmittal for more information.

Backup withholding is not an additional tax. Any amounts withheld from a Stockholder under the backup withholding rules described above will be allowed a refund or a credit against such Stockholder’s U.S. federal income tax liability, provided that timely filings are made with the Internal Revenue Service.

The foregoing discussion is intended as a general summary only. Because the tax consequences to a particular Stockholder may differ based on that Stockholder’s particular circumstances, each stockholder should consult his or her own tax advisor regarding the tax consequences of the Offer and The Merger.

6. PRICE RANGE OF THE SHARES

The Shares are listed and traded on the Nasdaq Global Market (“Nasdaq”) under the symbol “KNTA”. The following table sets forth, for the periods indicated, the reported high and low sales prices for the Shares on Nasdaq:

	High	Low
Year Ended December 31, 2006:
First Quarter	$3.03	$1.36
Second Quarter	1.99	1.06
Third Quarter	2.02	1.39
Fourth Quarter	1.74	1.15
Year Ended December 31, 2007:
First Quarter	1.93	1.11
Second Quarter	2.27	1.50
Third Quarter	2.83	1.51
Fourth Quarter	1.86	1.40
Year Ending December 31, 2008:
First Quarter	1.51	0.20
Second Quarter (through May 29, 2008)	0.93	0.48

On May 29, 2008, the last full trading day prior to the announcement of the execution of the Merger Agreement, the closing price per Share on Nasdaq was $0.68 per Share. According to the Company, as of May 30, 2008, the number of holders of record of the Shares was approximately 183. The Company has never declared or paid any cash dividends on the Shares.

Stockholders are urged to obtain a current market quotation for the Shares.

7. EFFECT OF THE OFFER ON THE MARKET FOR THE COMPANY’S SHARES; NASDAQ DELISTING; EXCHANGE ACT DEREGISTRATION

Effects of the Offer on the Market for the Shares. If the Merger is consummated, stockholders not tendering their Shares in the Offer (other than those properly exercising their dissenters’ rights) will receive cash in an amount equal to the price per Share paid in the Offer, without interest. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid earlier. If, however, the Merger does not take place and the Offer is consummated, the purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

Nasdaq Delisting. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the Nasdaq Global Market. According to Nasdaq’s published guidelines, Nasdaq would consider delisting the Shares from the Nasdaq Global Market if, among other things, either (a) (i) the number of publicly held Shares falls below 750,000, (ii) the total number of beneficial holders of round lots of 100 Shares or more falls below 400, (iii) the market value of publicly held Shares is less than $5 million for a period of 30 consecutive business days, (iv) there are fewer than two active and registered market makers in the Shares for a period of 10 consecutive business days, (v) the bid price for the Shares is less than $1.00 for a period of 30 consecutive business days, or (b) (i) the Company has shareholders’ equity of less than $10 million, (ii) the market value of the Company’s listed securities is less than $50 million for a period of 10 consecutive business days, (iii) the Company’s total assets or total revenues for the most recently completed fiscal year or two of the last three most recently completed fiscal years are less than $50 million, and (iv) there are fewer than four active and registered market makers in the Shares for a period of 10 consecutive business days. As of May 23, 2008, there were 40,120,231 Shares outstanding. According to the Company, as of April 30, 2008, the outstanding Shares were held by approximately 182 holders of record. If, as a result of the purchase of Shares in the Offer or otherwise, the Shares no longer meet the requirements of Nasdaq for continued listing on the Nasdaq Global Market and such Shares are either no longer eligible for Nasdaq or are delisted from Nasdaq altogether, the market for the Shares could be adversely affected.

If Nasdaq delisted the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or other sources. The extent of the public market for Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of such Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below and other factors. Neither Parent nor Purchaser can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

After completion of the Offer, the Company will be eligible to elect “controlled company” status pursuant to Rule 4350(c)(5) of the Nasdaq Marketplace Rules, which means that the Company would be exempt from the requirement that its board of directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the Nominating Committee and Compensation Committee of the Company Board. The controlled company exemption does not modify the independence requirements for the Company’s Audit Committee. We expect Purchaser to elect “controlled company” status following completion of the Offer.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. As such, the Shares are subject to the rules, laws and regulations of 15 U.S.C. 78g. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, it is possible that the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are not listed on a national securities exchange or quoted on Nasdaq and there are fewer than 300 record holders of the Shares. The termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement to furnish a proxy statement in connection with stockholders’ meetings pursuant to Section 14(a) of the Exchange Act, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going-private” transactions, no longer applicable to the Company. See Section 16 entitled “Certain Legal Matters; Required Regulatory Approvals” for more information. In addition, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act “). If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq.

8. CERTAIN INFORMATION CONCERNING THE COMPANY

Except as specifically described herein, the information concerning the Company contained in this Offer to Purchase has been taken from or is based upon information furnished by the Company or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below) and should be reviewed in conjunction with the more comprehensive financial and other information contained in such reports and other publicly available information. None of Parent, Purchaser or any of their affiliates has any knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, none of Parent, Purchaser or any of their affiliates assumes any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such documents or records, or for any failure by the Company to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to Parent, Purchaser or their affiliates.

General. The Company is a Delaware corporation with its principal executive offices located at 9605 Scranton Road, Suite 200, San Diego, California 92121. The telephone number of the Company is (858) 795-3000. The Company was organized under Delaware law on February 8, 2000. The Company is a provider of software and services that enable nonprofit organizations to use the Internet to increase donations, reduce fundraising costs, manage complex finances for nonprofit organizations and governments, and build awareness and affinity for an organization’s cause by bringing their employees, volunteers and donors together in online, interactive communities.

Available Information. The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company’s filings are also available to the public on the SEC’s Internet site (http://www.sec.gov). Copies of such materials also may be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The Company maintains an Internet website at www.kinterainc.com that investors and interested parties can access, free of charge, to obtain copies of all reports, proxy and information statements and other information that the Company submits to the SEC. The Company updates its Internet website as soon as practicable after the Company electronically files such materials with, or furnishes such materials to, the SEC. This information includes, without limitation, copies of the Company’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act.

9. CERTAIN INFORMATION CONCERNING PARENT, PURCHASER, AND THEIR AFFILIATES

Parent is a Delaware corporation originally incorporated in New York in 1982. Parent reincorporated in South Carolina in December 1991, engaged in a recapitalization in October 1999, and reincorporated under the laws of the State of Delaware in July 2004. The principal executive offices of Parent are located at 2000 Daniel Island Drive, Charleston, South Carolina 29492. The telephone number of the principal executive offices of Parent is (843) 216-6200. Parent is the leading global provider of software and related services designed specifically for nonprofit organizations, and provides products and services that enable nonprofit organizations to increase donations, reduce fundraising costs, improve communications with constituents, manage finances and optimize internal operations. As of March 31, 2008, Parent had approximately 19,000 active customers distributed across multiple verticals within the nonprofit market including education, foundations, health and human services, religion, arts and cultural, public and societal benefits, environment and animal welfare and international foreign affairs. Parent’s website is www.blackbaud.com.

Purchaser is a Delaware corporation incorporated on May 22, 2008 with principal executive offices located at 2000 Daniel Island Drive, Charleston, South Carolina 29492. The telephone number of the principal executive offices of Purchaser is (843) 216-6200. Purchaser is a direct and wholly owned subsidiary of Parent.

As of the date hereof, Purchaser does not beneficially own any Shares. Pursuant to the Support Agreement, each officer and director of the Company and certain other stockholders of the Company (who collectively beneficially own 8,718,483 Shares) have agreed, among other things, to tender their Shares pursuant to the Offer and vote their Shares in favor of the Merger and against any alternative acquisition proposal, all on the terms and subject to the conditions set forth in the Support Agreement. See Section 13 entitled “Transaction Documents” of this Offer to Purchase for more information.

The name, business address and telephone number, citizenship, present principal occupation and employment history of each of the directors, executive officers and control persons of Purchaser and its affiliates are set forth in Schedule I hereto. None of the Purchaser, its affiliates, or, to the best of their knowledge, any of the persons listed in Schedule I hereto has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Purchaser, its affiliates, or, to the best of their knowledge, any of the persons listed in Schedule I hereto has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I hereto), (i) none of Purchaser, or, to the knowledge of Purchaser, any of the persons listed in Schedule I hereto, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company and (ii) none of Purchaser or its affiliates, or, to the knowledge of Purchaser or its affiliates, any of the persons or entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries, has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I hereto), (i) neither Purchaser nor, to the knowledge of Purchaser, any of the persons listed on Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company and (ii) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between Purchaser or any of its affiliates or, to the knowledge of Purchaser or any of its affiliates, any of the persons listed in Schedule I hereto, on the one hand, and the Company or any of its executive officers, directors and/or affiliates, on the other hand.

Except as described in Section 11 entitled “Background of the Offer; Contacts with the Company” of this Offer to Purchase, during the two years prior to the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Purchaser or any of its affiliates or, to the knowledge of Purchaser or any of its affiliates, any of the persons listed in Schedule I hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Parent has not made any provisions in the Merger Agreement for access by stockholders of the Company to the corporate records of Parent. Information about Parent may be found at its website at www.blackbaud.com and on the SEC’s Internet site at www.sec.gov.

Parent is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Parent’s filings are also available to the public on the SEC’s Internet site (http://www.sec.gov). Copies of such materials also may be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. Parent maintains an Internet website at www.blackbaud.com that investors and interested parties can access, free of charge, to obtain copies of all reports, proxy and information statements and other information that Parent submits to the SEC. Parent updates its Internet website as soon as practicable after Parent electronically files such materials with, or furnishes such materials to, the SEC. This information includes, without limitation, copies of Parent’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act.

10. SOURCE AND AMOUNT OF FUNDS

Parent expects that approximately $46 million will be required to purchase all of the issued and outstanding Shares pursuant to the Offer and approximately $2 million to pay the related fees and expenses of the Offer and the Merger. Purchaser expects to fund the purchase price and related fees and expenses with funds provided by Parent to Purchaser. Parent will use cash on hand and funds available under its existing credit facility. The credit facility is dated July 25, 2007 and is with Wachovia Bank, N.A. Parent may borrow up to $75 million under the facility, with an optional incremental increase of up to $50 million. The credit facility has a term of five years, is guaranteed by the material domestic subsidiaries and is collateralized with the stock of all the Parent’s subsidiaries. Amounts borrowed under the revolving credit facility bear interest, at Parent’s option, at a variable rate based (a) on the higher of the prime rate plus a margin of up to 0.5% or federal funds rate plus a margin of 0.5% to 1.0% or (b) LIBOR plus a margin of 1.0% to 1.5% depending on the nature of the loan and the debt ratio at the time of the borrowing. A commitment fee with be charged ranging from 0.20% to 0.30% per annum of the unused portion of the revolving credit facility, depending on the leverage ratio of Parent.

Parent and Purchaser do not anticipate the need to seek alternate or additional sources of funding. Consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement is not conditioned upon any financing arrangements.

11. BACKGROUND OF THE OFFER; CONTACT WITH THE COMPANY

The information set forth below regarding the Company was provided by the Company. None of Purchaser, Parent or any of their affiliates takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Purchaser, Parent or their affiliates did not participate.

Background of the Transaction. Over the past few years, the Company and Parent have from time to time engaged in discussions concerning Parent’s potential acquisition of or commercial relationship with the Company. However, these discussions have not previously led to a definitive agreement for a strategic business relationship.

On November 9, 2007, the Chief Executive Officers of the Company and Parent met in Atlanta, Georgia. Rich LaBarbera, Chief Executive Officer of Kintera had extended the invitation to Mr. Chardon in order to have a conversation about the state of the market for software and services for nonprofit organizations. At the conclusion of the meeting, Mr. Chardon inquired about Kintera’s interest in partnering with Blackbaud, and Mr. LaBarbera replied that he would inform the Kintera Board of Directors of the inquiry.

On February 7, 2008, the Company executed a Non-Disclosure Agreement with Parent to facilitate its due diligence review in connection with a possible acquisition of the Company. On February 8, 2008, a non-management Kintera employee with technical and product expertise, along with Kintera’s financial advisory team, gave Blackbaud a presentation in Charleston, South Carolina regarding Kintera’s product strategy. Subsequently, the companies engaged in numerous further conversations regarding a possible acquisition and Parent’s due diligence process with respect to the Company.

On March 19, 2008, representatives of Blackbaud and Kintera, along with their respective financial advisors, met in Dallas, Texas to discuss a potential transaction. Also on March 19, 2008, the Kintera financial advisory team sent a letter to Blackbaud and other parties setting forth the process under which Kintera would consider bids. The letter instructed each participant to qualify its interest by submitting on or before March 25, 2008 a non-binding proposal to engage in a transaction with Kintera. The letter further requested each participant to indicate the purchase price, form of consideration, valuation of Kintera’s net operating loss carryforwards, transaction structure, sources of finances, due diligence requirements and other matters. On March 20, 2008, Blackbaud’s Board of Directors met, heard presentations from Blackbaud management and Blackbaud’s financial advisor, Evercore Group L.L.C. on, and discussed, the potential transaction. In this meeting and subsequent discussions amongst management, directors and Evercore, Blackbaud concluded for a variety of reasons that it would not submit a bid at that time. On March 24, 2008, Evercore informed Kintera’s financial advisory team of this conclusion.

Having further deliberated and analyzed a potential transaction, on March 30, 2008, Evercore communicated to Kintera’s financial advisory team that Blackbaud would submit an indication of interest letter and indicated a value in the range of $1.20-$1.30 per share in a non-binding proposal, subject to further due diligence and other conditions.

During April and May 2008, representatives of Parent, its outside counsel Wyrick Robbins Yates & Ponton LLP and Grant Thornton LLP, Parent’s tax advisors, conducted a due diligence review of the Company in a virtual data room maintained by the Company. They also made additional inquiries of the Company via electronic mail and telephone, and received answers. This review included analyses of Kintera’s products source code and security by consulting firms retained by Blackbaud.

On April 29, 2008, the parties signed an addendum to their Non-Disclosure Agreement to provide that until April 29, 2009 neither would solicit the other’s officers or key technical or management personnel, and that Blackbaud would not take any steps to effect a change in control of Kintera without Kintera’s prior written consent.

On April 30, 2008, Kintera’s financial advisor, Piper Jaffray & Co. delivered a letter outlining the proposed process for submitting bids to purchase the Company, along with two forms of draft merger agreement prepared by Morrison & Foerster LLP, the Company’s outside counsel, to four parties. One draft merger agreement contemplated a one-step merger transaction, while the other contemplated a two-step, but likely faster, transaction in which Purchaser would commence a tender offer for all of the outstanding Shares, followed by a merger in which all remaining stockholders of the Company, other than those exercising appraisal rights, would receive the same consideration. The purchase of Shares tendered pursuant to the Offer would be conditioned upon the receipt by Parent of a majority of the outstanding Shares.

On May 15, 2008, the Board of Directors of Parent held a telephonic meeting at which they discussed the potential acquisition of the Company. At this meeting, Evercore and Wyrick Robbins reviewed the transaction with the directors. The Board authorized management to make a written offer to purchase the Company.

On May 16, 2008, Evercore, on behalf of Parent, delivered to Piper Jaffray an indication of interest to acquire the Company for $1.05 per share, along with a mark-up of the tender offer form Merger Agreement and summary of the proposed changes thereto from Wyrick Robbins, and a draft Support Agreement between Parent and the Company’s officers, directors and certain other Company stockholders. The draft Support Agreement contemplated, among other things, that those parties would agree to tender their Shares into the Offer.

On May 19, 2008, the Board of Directors of the Company met to consider Parent’s offer and other offers the Company had received. After that meeting, Piper Jaffray contacted all bidders or their financial advisors, including Evercore on behalf of Parent, seeking increased bids and better terms.

On May 20, 2008, the Company provided its preliminary April 2008 results of operations to Parent, and Kintera management reviewed those results with Parent over the telephone. That evening, Evercore delivered to Piper Jaffray a revised Parent indication of interest at a price of $1.12 per share.

On May 21, 2008, the parties engaged in several telephone conversations, focused on which key Company employees would be required to sign employment agreements with Parent as a condition to the transaction, who would sign the Support Agreement and revisions to some of the language in the Merger Agreement regarding situations that would be excluded from the definition of a material adverse change allowing Parent to terminate the agreement. That evening, with these matters resolved, the Company countersigned Parent’s revised indication of interest. By doing so, the Company agreed not to engage in discussions of an acquisition or other similar transaction with any other party through May 30, 2008.

On May 22 through May 27, 2008, the parties and their advisors engaged in numerous discussions regarding the Parent’s due diligence review of the Company, planning for the announcement of the transaction, Parent employment agreements for key Company employees, the Support Agreement, and the Merger Agreement, a revised draft of which Morrison & Foerster delivered to Wyrick Robbins on May 29, 2008.

In a telephonic meeting held on the afternoon of May 27, 2008, the Board of Directors of Parent unanimously adopted resolutions approving and declaring advisable the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby.

In a telephonic meeting held on May 29, 2008, the Company Board unanimously adopted resolutions approving and declaring advisable the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, and recommending to the stockholders of the Company that they accept the Offer and tender their Shares in the Offer and approve and adopt the Merger Agreement and the Merger.

On the afternoon of May 29, 2008, the Company, Parent and Purchaser executed the Merger Agreement. Simultaneously with the execution of the Merger Agreement, the officers and directors of the Company and certain other stockholders of the Company entered into the Support Agreement with Parent, obligating them, among other things, to tender their Shares into the Offer. In addition, simultaneously with the execution of the Merger Agreement, Richard LaBarbera, Richard Davidson, Scott Crowder, Alex Fitzpatrick and Jeff Kuligowski, all of whom are executive officers of the Company, entered into employment agreements with Parent, pursuant to which each will become an employee of Parent upon the later of execution of the Merger Agreement or Parent’s payment to the officer of the severance benefits to be paid in accordance with any and all employment agreements, offer letters, bonus compensation plans and/or severance agreements between the officer and the Company. Upon such payment, those agreements between the officer and the Company will terminate.

On the afternoon of May 29, 2008, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement and the terms of the proposed acquisition of the Company by Parent. Parent also held a teleconference for investors and analysts to explain the rationale for the transaction.

12. PURPOSE OF THE OFFER; PLANS FOR THE COMPANY

Purpose. The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, the Company. Pursuant to the Merger, Purchaser shall acquire all Shares not purchased pursuant to the Offer. If the Offer is successful, Purchaser and Parent intend to consummate the Merger as promptly thereafter as practicable.

Stockholders of the Company who sell their Shares in the Offer will cease to have any equity interest in the Company or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering holders of Shares also will no longer have an equity interest in the Company. On the other hand, after selling their Shares in the Offer or the subsequent Merger, stockholders of the Company will not bear the risk of any decrease in the value of the Company.

Approval. Under the Delaware General Corporation Law (the “DGCL”), the approval of the Company Board and the affirmative vote of the holders of a majority of the outstanding Shares may be required to adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Company Board has approved and adopted the Merger Agreement, the Merger and the other transactions contemplated thereby and, unless the Merger is consummated pursuant to the short-form merger provisions under the DGCL described below, the only remaining required corporate action of the Company is the adoption of the Merger Agreement and approval of the Merger by the affirmative vote of the holders of a majority of the Shares.

Under Section 253 of the DGCL, if a corporation owns at least 90% of the outstanding shares of each class of a subsidiary corporation that, absent the procedure for a short-form merger under Section 253 of the DGCL, would be entitled to vote on a merger, the corporation holding that stock may merge with the subsidiary without any action or vote on the part of the board of directors or other stockholders of the subsidiary corporation. If Purchaser becomes the owner, pursuant to the Offer, the exercise of the Top-Up Option (as defined in Section 13, “Transaction Documents” below) or otherwise, of at least 90% of the outstanding Shares, Parent and Purchaser will be able, and required, to effect the Merger without a vote of the Company’s other stockholders.

Stockholder Meeting. In the Merger Agreement, the Company has agreed, if a stockholder vote is required, to convene a meeting of its stockholders following consummation of the Offer for the purpose of considering and voting on the Merger. The Company has further agreed that if a stockholders’ meeting is convened, the Company Board will recommend that stockholders of the Company vote to approve the Merger. At any such meeting, all of the Shares then owned by Purchaser, Parent or any of their affiliates, and all Shares for which the Company has received proxies to vote, will be voted in favor of the Merger.

Board Representation. Assuming Purchaser becomes the owner of a majority of the Shares as a result of the Offer, Parent is entitled under the Merger Agreement to pro rata representation on, and control of, the boards of directors of the Company and its subsidiaries, and all committees thereof other than any established to take action under the Merger Agreement. Blackbaud currently intends to designate its CEO Marc E. Chardon, CFO Timothy V. Williams and other members of its management to serve as directors of Kintera following the consummation of the Offer. Parent expects that such representation would permit Parent to exert substantial influence over the Company’s conduct of its business and operations. See Section 13, “Transaction Documents” below. The foregoing information and certain other information contained in this Offer to Purchase and the Schedule 14D-9 being mailed herewith are being provided in accordance with the requirements of Rule 14f-1 under the Exchange Act.

Rule 13e-3. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer or otherwise in which Purchaser seeks to acquire the remaining Shares not held by it. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction. Purchaser and Parent believe, however, that Rule 13e-3 will not be applicable to the Merger if the Merger is consummated within one year after the Acceptance Time (as defined in Section 13, “Transaction Documents” below) at the same per share price as paid in the Offer.

Plans for the Company. Except as otherwise described in this Section 12, it is expected that, following the Merger, the business and operations of the Company will be continued substantially as they are conducted currently. Parent will continue to conduct a detailed review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel during the pendency of the Offer. After the consummation of the Offer and the Merger, Parent will take such actions as it deems appropriate in light of the circumstances that then exist.

Extraordinary Corporate Transactions. Except as disclosed in this Offer to Purchase, neither Purchaser nor Parent has any plans or proposals that would result in an extraordinary corporate transaction involving the Company or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, or any material changes in the Company’s capitalization, corporate structure, business or composition of its management or board of directors.

13. TRANSACTION DOCUMENTS

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference and a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO that Parent and Purchaser have filed with the SEC (the “Schedule TO”). The Merger Agreement may be examined and copies may be obtained in the manner set forth under “Available Information” in Section 8 entitled “Certain Information Concerning the Company” of this Offer to Purchase.

The description of the Merger Agreement has been included to provide you with information regarding its terms. The Merger Agreement contains representations and warranties made by and to the Company, Parent and Purchaser as of specific dates. The statements embodied in those representations and warranties were made for purposes of that contract among the parties and are subject to qualifications and limitations agreed by the parties in connection with negotiating the terms of that contract.

The Offer. The Offer will be conducted on the terms and subject to the conditions described in Section 1 entitled “Terms of the Offer” and Section 15 entitled “Certain Conditions to the Offer” of this Offer to Purchase.

Directors. Promptly upon the purchase by Purchaser of the Shares pursuant to the Offer and from time to time thereafter, Parent will be entitled to designate a number of directors of the Company, constituting at least a majority of the directors, that is equal to the product of the total number of directors of the Company (including the directors designated by Parent) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent and Purchaser bears to the total number of Shares then outstanding.

Top-Up Option. Subject to certain terms and conditions set forth in the Merger Agreement, the Company has granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase a number of Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Parent and Purchaser at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the Shares then outstanding (determined on a fully diluted basis after giving effect to the issuance of the Top-Up Option Shares) at a price per Share equal to the Per Share Amount.

The Top-Up Option may be exercised by Purchaser one time after Purchaser’s acceptance for payment of Shares pursuant to the Offer and prior to the earlier to occur of (a) the effective time of the Merger or (b) the termination of the Merger Agreement. The purchase price for the Top-Up Option Shares will be payable by Purchaser by delivery of, at its option, (i) immediately available funds by wire transfer, (ii) a promissory note having a principal amount equal to the aggregate purchase price for the Top-Up Option Shares bearing interest at the six-month LIBOR rate then in effect and due six months after the closing of the purchase of the Top-Up Option Shares, or (iii) any combination thereof.

The Merger. On the terms and subject to the conditions set forth in Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will merge with and into the Company, whereupon the separate corporate existence of Purchaser will cease, and the Company will continue its corporate existence under Delaware law as the surviving corporation in the Merger and a subsidiary of Parent.

The closing of the Merger will take place at the offices of Morrison & Foerster LLP, 12531 High Bluff Drive, San Diego, California 92130, at 10:00 a.m., local time, on the second business day after the satisfaction or waiver of the conditions to the closing set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the closing), or at such other place, date and time as the Company and Parent may agree (the “Closing Date”). The Company and Parent will cause a certificate of merger to be filed with the Secretary of State of the State of Delaware on the Closing Date. The Merger will become effective at such time as the certificate of merger has been filed with the Secretary of State of the State of Delaware, or at such later date or time as may be agreed by the Company and Parent and specified in the certificate of merger in accordance with the DGCL (the “Effective Time”).

If, after the consummation of the Offer and the exercise of the Top-Up Option (if any), the Parent and any subsidiary of Parent collectively owns at least 90% of the outstanding Shares, the parties to the Merger Agreement, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, have agreed to take all necessary and appropriate action to cause the Merger to become effective as promptly as reasonably practicable thereafter, without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL.

Conversion of Securities. At the Effective Time, each Share outstanding immediately prior to the Effective Time, other than Dissenting Shares (as hereinafter defined), or any Shares owned by the Parent, any other wholly owned subsidiary of Parent or any wholly owned subsidiary of the Company, in each case immediately prior to the Effective Time) will be canceled and will automatically be converted into the right to receive, in cash, an amount per share equal the Per Share Amount, without interest thereon (the “Merger Consideration”), subject to any applicable withholding taxes, upon surrender of the certificate representing such Shares.

Treatment of Company Options and ESPP. At the Effective Time, the Company will take all actions necessary to terminate the Company’s option plans. In addition, the Company and Parent agree to take all actions necessary to provide that Parent will: (a) terminate each outstanding option to buy or receive Shares granted under the Company’s option plans (a “Company Option”), with an exercise price equal to or greater than the Offer Price whether or not then exercisable and vested; and (b) assume each outstanding Company Option with an exercise price less than the Offer Price such that each such option shall be converted into an option to purchase shares of common stock of Parent equal in value to the Per Share Amount, based on a price per share of the Parent common stock equal to the average closing price over the 20 trading days ending two trading days prior to the Closing, with the same vesting schedule and other terms as provided in such Company Option.

The Company will take all actions necessary with respect to the Company’s Employee Stock Purchase Plan (“ESPP”), so that all outstanding purchase rights (if any) shall be automatically exercised at least two days prior to the Effective Time by applying the payroll deductions of each then current participant to the purchase of whole Shares in accordance with the terms of the ESPP. Further, the Company will give notice to all participants in the ESPP, specifying the treatment of the ESPP under the terms of the Merger Agreement and notifying the participants that as of the final purchase date, the ESPP will be suspended and no additional purchase rights shall be granted with respect to the ESPP. Upon the Closing, the ESPP will terminate.

Warrants. As of the Effective Time, each warrant to purchase Shares will (a) be assumed by Parent subject to the terms of the warrant and (b) each warrant will be exercisable for an amount equal to the product of (i) the Merger Consideration and (ii) the number of Shares that are issuable upon exercise of such warrant immediately prior to the Effective Time. Promptly following the Effective Time, Parent will issue to each holder of a warrant a new warrant substantially in the form of the existing warrant.

Dissenter’s Rights. Shares which are issued and outstanding immediately prior to the Effective Time and which are held by holders who shall have complied with the provisions of Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, and holders of such Dissenting Shares shall be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL. Additional information regarding dissenter’s rights may be found in Section 17 entitled “Appraisal Rights”.

Representations and Warranties. The Merger Agreement contains representations and warranties made by the Company to Purchaser and Parent, and representations and warranties made by Purchaser and Parent to the Company, and such representations and warranties may be subject to important limitations and qualifications agreed to by the parties in connection with negotiating the terms of the Merger Agreement. In particular, the representations and warranties that the Company made are qualified by a schedule of exceptions that the Company delivered to Purchaser and Parent concurrently with the signing of the Merger Agreement. In addition, certain representations and warranties were made as of a specified date, may be subject to contractual standards of materiality different from those generally applicable to public disclosures to stockholders, or may have been used for the purpose of allocating risk among the parties rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information.

The Company’s representations and warranties relate to, among other things, the following matters:

•	the proper organization, good standing and qualification to do business of the Company and its subsidiaries;

•	the Company’s subsidiaries and the Company’s equity interests in such subsidiaries;

•	the Company’s and its subsidiaries’ capitalization, including in particular the number of Shares, shares of preferred stock of the Company, stock options, and warrants;

•	the Company’s corporate power and authority to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement;

•	the enforceability of the Merger Agreement as against the Company;

•	the required consents and approvals of governmental entities and other third parties in connection with the transactions contemplated by the Merger Agreement;

•

the absence of violations of or conflicts with the Company’s and its subsidiaries’ governing documents, applicable law or certain agreements as a result of entering into the Merger Agreement and the transactions contemplated by the Merger Agreement;

•	the absence of pending legal proceedings and violations of governmental orders;

•

the timeliness of the Company’s SEC filings and compliance with requirements of the Exchange Act or the Securities Act and the rules and regulations promulgated thereunder, including the accuracy and compliance with requirements of the financial statements contained therein;

•	the implementation and maintenance of internal disclosure controls and procedures;

•	the absence of undisclosed liabilities;

•	the absence of certain material changes since March 31, 2008;

•	the Company’s and its subsidiaries’ good title to assets and the absence of liens;

•	the Company’s and its subsidiaries’ compliance with applicable legal requirements and permits;

•	employment and labor matters affecting the Company or its subsidiaries;

•	employee benefit plans;

•	intellectual property;

•	environmental matters;

•	material contracts and performance of obligations thereunder;

•	insurance;

•	the Company’s obligations to third parties and payments to employees resulting from a change in control of the Company;

•	tax matters;

•	absence of certain interested-party transactions and undisclosed interests of the Company’s officers and directors;

•	compliance with applicable public and worker health and safety laws;

•	the status of the Company’s relationship with its ten (10) largest customers;

•

the receipt by the Company of an opinion from Piper Jaffray as to the fairness of the consideration to be received pursuant to the Merger by the holders of the Shares from a financial point of view; and

•	absence of undisclosed brokers’ fees, other than certain payments to Piper Jaffray.

Many of the Company’s representations and warranties are qualified by a “Company Material Adverse Effect” standard. For the purposes of the Merger Agreement, “Company Material Adverse Effect” means any fact, event, circumstance or effect, other than any Excluded Matters (as defined below), that (i) is material and adverse to the business, the financial condition or results of operations of the Company and its subsidiaries, taken as a whole, or (ii) prevents or materially delays the ability of the Company and its subsidiaries to perform in all material respects their obligations under Merger Agreement or to consummate the transactions contemplated thereby. For the purposes of the Merger Agreement, “Excluded Matters” means any one or more of the following: (i) changes in laws, rules or regulations of general applicability or interpretations thereof by governmental entity, (ii) changes in United States generally accepted accounting principles, (iii) general changes in economic conditions or general changes in the industry in which the Company operates generally, (iv) changes in general financial or capital market conditions, including interest rates or currency exchange rates, or changes therein, (v) a change in the market price or trading volume of the Shares, in and of itself, (vi) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (vii) earthquakes, hurricanes, other natural disasters or acts of God, (viii) changes resulting from the execution and delivery of the Merger Agreement or the consummation of any of the transactions contemplated thereby, or the public announcement of the Merger Agreement, including (1) the loss or departure of officers or other employees of the Company or any of its subsidiaries (other than such loss or departure that causes a failure to fulfill certain conditions to closing, (2) the termination or potential termination of (or the failure or potential failure to renew) any contracts with customers, suppliers, distributors or other business partners, whether as a direct or indirect result of the loss or departure of officers or employees of the Company or otherwise, and (3) any other negative development (or potential negative development) in the Company’s relationships with any of its customers, suppliers, distributors or other business partners, whether as a direct or indirect result of the loss or departure of officers or employees of the Company or otherwise, (ix) failure to meet internal projections or forecasts (provided, however, that the underlying causes of any such change shall not be excluded pursuant to this clause (ix)), (x) any matter referred to in the Company Schedule of Exceptions, unless otherwise provided therein, (xi) any proceedings made or brought by any of the current or former stockholders of the Company resulting from, relating to or arising out of the Merger Agreement or any of the transactions contemplated thereby, unless the proceeding causes a failure to fulfill the condition to closing set forth in Section 7.1(c) of the Merger Agreement, (xii) any deterioration in the business, results of operations, financial condition, liquidity, stockholders’ equity or prospects of the Company or its subsidiaries substantially resulting from circumstances or conditions existing as of the date of the Merger Agreement that were generally publicly known as of the date of the Merger Agreement or that were previously disclosed to Parent in writing or in the reports filed by the Company with the SEC, or (xiii) changes resulting from any action or omission taken with the prior written consent of Purchaser and Parent, or as otherwise expressly permitted or required by the Merger Agreement, or any action otherwise taken by Purchaser, Parent or any of its affiliates; provided, however, that any matter in subsection (iii), (vi) or (vii) that disproportionately materially adversely affects the Company compared with other companies operating in the industries in which the Company operates shall not be an Excluded Matter.

The Merger Agreement also contains various representations and warranties made by Purchaser and Parent that are subject, in some cases, to specified exceptions and qualifications. The representations and warranties relate to, among other things:

•	the organization, valid existence and good standing of Parent and Purchaser;

•	Parent and Purchaser’s corporate power and authority to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement;

•	enforceability of the Merger Agreement as against Purchaser and Parent;

•

the absence of any violation of or conflict with Parent and Purchaser’s governing documents, applicable law or certain agreements as a result of entering into the Merger Agreement and consummating the transactions contemplated by the Merger Agreement;

•	required consents and approvals of governmental entities and other third parties in connection with the consummation of the Offer and the Merger;

•	the absence of pending legal proceedings and violations of governmental orders;

•	absence of undisclosed brokers’ fees;

•	sufficiency of funds to pay the Merger Consideration, the tendered Shares and other expenses incurred by Parent or Purchaser in connection with the transactions contemplated by the Merger Agreement;

•	that Purchaser is a wholly owned subsidiary of Parent;

•

the accuracy and compliance with applicable securities law of the information supplied by Parent or Purchaser for inclusion in filings made with the SEC in connection with the Merger, the Offer and the transactions contemplated by the Merger Agreement;

•	a stockholder vote is not required to approve the Merger Agreement and transactions contemplated thereby;

•	absence of an ownership interest or affiliation between Parent and Purchaser and the Company;

Some of the representations and warranties of Parent and Purchaser are qualified by a “Purchaser Material Adverse Effect” standard. For the purposes of the Merger Agreement, “Purchaser Material Adverse Effect” means any effect, circumstance, event or fact that prevents or materially delays the ability of Parent and Purchaser to perform in all material respects their obligations under the Merger Agreement or to consummate the transactions contemplated thereby in accordance with the terms of the Merger Agreement.

The representations and warranties of each of the parties contained in the Merger Agreement will expire upon the Effective Time.

Conduct of Business Pending the Merger. Under the Merger Agreement, the Company has agreed that, unless Parent otherwise consents in writing or subject to certain exceptions, between the date of the Merger Agreement and prior to the Effective Time:

•	the Company and its subsidiaries will conduct their business in the ordinary course consistent with past practice; and

•	the Company will use its reasonable best efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it.

The Company has also agreed that during the same time period, the Company will not, and will not permit any of its subsidiaries to (unless Parent otherwise consents in writing or subject to certain exceptions):

•

declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property) in respect of any of its capital stock or split, combine or reclassify any of its capital stock or issue or propose or authorize the issuance of any other securities, other than any such transaction by a wholly-owned subsidiary of it that remains a wholly-owned subsidiary of it after consummation of such transaction in the ordinary course of business;

•

purchase, redeem or otherwise acquire any shares of its capital stock of the Company or any of its subsidiaries (other than repurchases of unvested shares at cost or for de minimis consideration pursuant to stock options or purchase agreements in effect as of the date of the Merger Agreement);

•

issue, deliver, sell, grant, pledge or otherwise encumber any shares of its capital stock or other securities (including any options, warrants or any similar security exercisable for, or convertible into, such capital stock or similar security), other than (a) issuances of Shares upon the exercise of stock options in accordance with their present terms, (b) issuances or grants of equity-based awards to new hires in the ordinary course of business consistent with past practice, (c) issuances or grants of equity-based awards to existing Company employees (other than officers or directors) in the ordinary course of business consistent with past practice and pursuant to certain limitations imposed by the Merger Agreement, or (d) issuances of common stock pursuant to the ESPP;

•	adopt or propose any change in the Company’s charter or bylaws;

•

sell, lease, license, encumber or otherwise dispose of any properties or assets except (a) sales of inventory that are in the ordinary course of business consistent with past practice, (b) the sale, lease or disposition (other than through licensing) of property or assets which are not material, individually or in the aggregate to the business of the Company and its subsidiaries, (c) perpetual licenses of the Company’s products in the ordinary course of business consistent with past practice having no material support, maintenance or service obligations other than those which are terminable by the Company or any of its subsidiaries upon no more than one year’s notice, or (d) for the provision of the Company’s products on a hosted services basis in the ordinary course of business consistent with past practice;

•

make any loans, advances or capital contributions to, or investments in, any other person, other than (a) loans or investments by the Company or a wholly-owned subsidiary to or in the Company or any wholly-owned subsidiary, (b) employee loans or advances in the ordinary course of business consistent with past practices, or (c) otherwise in the ordinary course of business consistent with past practices;

•

except as required by generally accepted accounting principles, as concurred in by the Company’s independent auditors, or by a governmental entity, make any material change in its methods or principles of accounting since March 31, 2008;

•

make or change any material tax election, adopt or change any material tax accounting method, settle or compromise any material tax liability, file any amended tax return or consent to any extension or waiver of any limitation period with respect to taxes;

•

acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, any business or entity or otherwise acquire or agree to acquire any material assets other than in the ordinary course of business consistent with past practice;

•

adopt or put into effect a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than such transactions contemplated by the Merger Agreement);

•

enter into or adopt any, materially amend or terminate any existing, severance plan, agreement or arrangement or enter into or materially amend any benefit plan or employment, retention or consulting agreement or other similar agreement or arrangement, other than in the ordinary course of business;

•	increase the compensation payable to its directors, officers or employees (except for increases in the ordinary course of business consistent with past practice);

•

grant any severance or termination pay to, any director or officer of the Company, or establish, adopt, enter into, or, except as may be required to comply with applicable law, amend in any material respect or take action to enhance in any material respect or accelerate any rights or benefits under, any labor, collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance, retention or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee;

•	enter into, amend or terminate any material agreement or contract with any customer, supplier, sales representative, agent or distributor other than in the ordinary course of business;

•	grant any exclusive rights with respect to any the Company’s intellectual property;

•

enter into or renew any contracts or arrangements that limit or otherwise restrict the Company or any of its subsidiaries or any of their respective affiliates or any successor thereto, or that could, after the Effective Time, limit or restrict Parent or any of its affiliates (including the Surviving Corporation) or any successor thereto, from engaging or competing in any line of business material to the Company;

•

pay or otherwise discharge any claims, liabilities or obligations, other than the payment or discharge, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities of the Company adequately reflected in the Company’s financial statements or incurred in the ordinary course of business consistent with past practice that would not otherwise have a Company Material Adverse Effect on the Company; or

•	authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

Stockholder Meeting. The Merger Agreement provides, subject to certain conditions, that the Company Board will (i) recommend to the stockholders of the Company the approval and adoption of the Merger Agreement and the Merger, (ii) if necessary, include in the Proxy Statement such favorable recommendation of the Company Board that the stockholders of the Company vote in favor of the approval and adoption of the Merger Agreement and the Merger, and (iii) if necessary, take all lawful action to solicit such approval from the stockholders of the Company.

Filings and Consents. The parties to the Merger Agreement have agreed to use all commercially reasonable efforts to: (i) cooperate with one another in determining which filings are required to be made by each party prior to the Effective Time with, and which consents, or approvals are required to be obtained by each party prior to the Effective Time from governmental entities (including such filings as are required under the HSR Act and payment of required filing fees under the HSR Act, which shall be paid by Parent) or other third parties in connection with the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby and (ii) assist the other party in timely making all such filings and timely seeking all such consents or approvals required to be made and obtained by the other party.

Public Announcement. Except as required by applicable law, the parties will not issue any press release with respect to the transactions contemplated by the Merger Agreement or otherwise issue any written public statements with respect to such transactions without the prior written consent of the other party prior to the Closing.

Access to Information. The Company and its subsidiaries shall provide to Parent and Purchaser, and their respective representatives, access, upon reasonable notice and during normal business hours, to offices, facilities, books, records and personnel of the Company and its subsidiaries, including such financial and operating data as Parent may request.

Notification of Certain Matters. Parent and Company agree to provide the other party notice of certain events, including among other things, any event likely to result in a Company Material Adverse Effect or Purchaser Material Adverse Effect.

Indemnification of Officers and Directors. The Merger Agreement provides that from and after the Effective Time, the Surviving Corporation will indemnify, defend and hold harmless, against all losses, claims, damages or expenses (including reasonable attorney’s fees), liabilities or amounts that are paid in settlement of or otherwise, all former and present directors, officers, employees and agents of the Company and the subsidiaries of the Company (the “Indemnified Parties”) in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative and including all appeals thereof to which any Indemnified Party becomes a party by virtue of his or her service to the Company or its subsidiaries, and arising out of actual or alleged events occurring prior to the Effective Time (including, without limitation, matters related to the negotiation, execution and performance of the Merger Agreement or consummation of the transactions contemplated thereby), in each case to the fullest extent permitted and provided in the Company’s charter and bylaws and as permitted under the DGCL. The Merger Agreement provides that prior to the Effective Time, (i) the Company will obtain and maintain for a period of six years after the Effective Time “tail” insurance policies of directors’ and officers’ liability insurance maintained by the Company (in amount and scope no less favorable than existing policies) with respect to claims arising from facts or events that occurred on or before the Effective Time; or (ii) if the Company does not obtain such tail policy, the Surviving Corporation will provide for a period of at least six (6) years after the Effective Time an insurance policy that provides coverage to the directors and officers of the Company (who are covered by the Company’s directors and officers insurance policy (“D&O Insurance”) for events occurring at or prior to the Effective Time, that is not less favorable taken as a whole than the existing policy of the Company; although the Surviving Corporation will not be required to expend more than 300% of the amount expended by the Company and its subsidiaries to maintain such D&O Insurance.

Employee Benefit Matters. The Merger Agreement provides that after the Effective Time, the Company’s benefits plans in effect as of the date of the Merger Agreement shall remain in effect with respect to employees of the Company (or its subsidiaries) covered by such plans at the Effective Time until such time as Parent shall adopt new benefit plans with respect to employees of the Company and its subsidiaries (the “New Benefit Plans”). At such time as any New Benefit Plans are implemented, Parent will (i) provide each employee of the Company or its subsidiaries with service or other credit for all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to employees of the Company or its subsidiaries under any New Benefit Plan that is a welfare plan that such employees may be eligible to participate in after the Effective Time, to the extent that such employee would receive credit for such conditions under the corresponding welfare plan in which any such employee participated immediately prior to the Effective Time, (ii) provide each employee of the Company or its subsidiaries with credit for any co-payments and deductibles paid in satisfying any applicable deductible or out-of-pocket requirements under any New Benefit Plan that is a welfare plan that such employees are eligible to participate in after the Effective Time, (iii) provide each employee with credit for all service for purposes of eligibility, vesting and benefit accruals (but not for benefit accruals under any defined benefit pension plan) with the Company and its subsidiaries, under each employee benefit plan, program, or arrangement of Parent or its subsidiaries in which such employees are eligible to participate after the Effective Time, and (iv) provide benefits under medical, dental, vision and similar health and welfare plans that are in the aggregate no less favorable than those provided to similarly situated employees of Parent and its subsidiaries. However, in no event will the employees be entitled to any credit to the extent that it would result in a duplication of benefits with respect to the same period of service. Parent shall honor in accordance with their terms all benefits accrued through the Effective Time under Company benefit plans.

Further Assurances; Reasonable Efforts. Prior to the Effective Time, each party agrees to use its reasonable best efforts to cause all things necessary to consummate the Merger and the transactions contemplated by the Merger Agreement.

No Solicitation. Subject to certain exceptions described below, from and after the date of the Merger Agreement and until the termination of the Merger Agreement pursuant to its terms, the Company has agreed not to, and not to authorize or permit its subsidiaries or any of its or their respective representatives to:

•	solicit, initiate or encourage the submission of, any Company Takeover Proposal (as defined hereinafter);

•

participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate knowingly the making of any inquiry or any proposal that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal; or

•	make or authorize any statement, recommendation or solicitation in respect of any Company Takeover Proposal (other than in connection with a change in recommendation).

The Company has further agreed that it will, and will cause each of its subsidiaries and representatives to:

•	immediately cease and terminate all discussions or negotiations with respect to any proposal that constitutes or would reasonably be expected to lead to a Company Takeover Proposal;

•	request the prompt return or destruction of all confidential information previously furnished; and

•	enforce any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party.

However, prior to the acceptance for payment of the Shares pursuant to the Offer, in response to an unsolicited Company Takeover Proposal that the Company Board determines in good faith (after consultation with its legal and financial advisors) is or is reasonably likely to result in a Superior Company Proposal (as hereinafter defined), the Company may, after providing requisite notice to Parent (as summarized below), furnish information pursuant to a sufficiently restrictive confidentiality agreement to the person making the Company Takeover Proposal and participate in discussions and negotiations with such person.

Change in Recommendation. The Company has agreed that neither its Board nor a committee thereof will (i) withdraw or modify (or propose to withdraw or modify) the recommendation of the Board to approve the Merger Agreement, Offer or the Merger (“Change in Recommendation”), or (ii) approve or recommend (or propose to approve or recommend) any Company Takeover Proposal (each of (i) and (ii) being a “Change in Recommendation”), or (iii) permit the Company or any of its subsidiaries to enter into a letter of intent, acquisition agreement or similar agreement (each, an “Acquisition Agreement”) related to any Company Takeover Proposal.

However, if after consultation with outside counsel the Board determines that its failure to do so would be inconsistent with its fiduciary obligations to the Company under applicable law, the Company may (i) make a Change in Recommendation or (ii) at any time prior to the acceptance for payment of Shares pursuant to the Offer, in response to an unsolicited Superior Company Proposal, terminate the Merger Agreement in accordance with its terms, provided that it concurrently accepts the Superior Company Proposal and enters into an Acquisition Agreement. The Company agrees that it will not take any such action prior to the fifth business day following receipt of a Superior Proposal Notice by Parent. For purposes of a the Merger Agreement a “Superior Proposal Notice” means a written notice to Parent from the Company advising Parent that the Company Board is prepared to make a Change in Recommendation or accept a Superior Company Proposal, specifying the terms and conditions of such Superior Company Proposal and identifying the person making such Superior Company Proposal. The parties further agree that any material amendment to the price or any other material term of such Superior Company Proposal shall require a new Superior Proposal Notice and a new five business day period, as provided above. The Company Board, in determining whether to make a Change in Recommendation or to accept a Superior Company Proposal, shall give effect to any changes to the terms of the Merger Agreement proposed by Parent following receipt of the Superior Proposal Notice.

Company Takeover Proposal Information. The Company will within forty-eight (48) hours, advise Parent orally and in writing of any Company Takeover Proposal or any inquiry that would reasonably be expected to lead to any Company Takeover Proposal (including any change to the terms of any such Company Takeover Proposal or inquiry) and the identity of the person making any such Company Takeover Proposal or inquiry. The Company will (a) keep Parent fully informed of the status of any such Company Takeover Proposal or inquiry, and (b) promptly advise Parent of any material amendments to the terms of any such Company Takeover Proposal or inquiry. The Company further agrees not to take any actions whether contractually or otherwise to limit its ability to comply with its obligations under the Merger Agreement.

For purposes of the Merger Agreement, a “Superior Company Proposal” means any bona fide written offer not solicited by or on behalf of the Company made by a third party that if consummated would result in such third party acquiring, directly or indirectly, at least a majority of the voting power of the Company common stock (so long as such third party is obliged to consummate a customary back end merger pursuant to which any remaining holders of Company common stock are entitled to receive the same consideration) or all or substantially all the assets of the Company and its subsidiaries taken as a whole, (i) for consideration that the Company Board determines in its good faith judgment to be superior from a financial point of view on a present value basis to the holders of Company common stock than the transactions contemplated by the Merger Agreement (based on the advice of an independent financial advisor of nationally recognized reputation), taking into account all the terms and conditions of such proposal, the Merger Agreement and any proposal by Parent to amend the terms of the Merger Agreement, (ii) for which financing, to the extent required, is then committed, (iii) for which, in the good faith judgment of the Company Board, no regulatory approvals are required, including antitrust approvals, that would not reasonably be expected to be obtained without undue cost or delay and (iv) that, in the good faith judgment of the Company Board, is otherwise reasonably likely to be consummated, taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal. For purposes of the Merger Agreement, a “Company Takeover Proposal” means any inquiry, proposal or offer from any person relating to, or that is reasonably likely to lead to, directly or indirectly: (i) a merger, consolidation, tender offer, exchange offer, binding share exchange, joint venture, dissolution, recapitalization, liquidation, business combination or other similar transaction involving the Company; (ii) the acquisition by any person in any manner of a number of shares of any class of equity securities of the Company or any of its subsidiaries equal to or greater than fifteen percent (15%) of the number of such shares outstanding before such acquisition; or (iii) the acquisition by any person in any manner, directly or indirectly, of assets that constitute fifteen percent (15%) or more of the net revenues, net income or assets of the Company, in each case other than the transactions contemplated by the Merger Agreement.

Obligations of Purchaser. Prior to the earlier of the Effective Time or the termination of the Merger Agreement, Purchaser will not undertake any business or activities other than in connection with the Merger Agreement and engaging in the Merger and the transactions contemplated by the Merger Agreement. Parent agrees that it will take all actions necessary to cause Purchaser to perform its obligations under the Merger Agreement and to consummate the Merger and the transactions contemplated by the Merger Agreement.

Rights Agreements. Unless required by law, the Company will not (i) redeem any of the associated preferred share purchase rights issued pursuant to the certain Rights Agreement dated as of January 25, 2006, or (ii) further amend the Rights Agreement prior to the termination of the Merger Agreement. The Company further agrees not to adopt a new rights agreement. The Company has agreed that the Rights Agreement will not apply to the Offer or the Merger.

Fairness Opinion. Promptly following the date of the Merger Agreement, the Company will deliver to Parent a written copy of the fairness opinion prepared by Piper Jaffray.

Conditions to the Merger. The obligations of the parties to complete the Merger are subject to the satisfaction or waiver on or prior to the Closing Date of the following mutual conditions:

•	if required, approval of the Merger Agreement by the requisite vote of the stockholders of the Company in accordance with applicable law and the Company’s charter and bylaws;

•

all authorizations, consents, orders, declarations or approvals of, or filings with, or terminations or expirations of waiting periods imposed by, any governmental entity that are necessary to effect the Merger or any of the transactions contemplated by the Merger Agreement shall have been obtained, shall have been made or shall have occurred;

•

no law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) has been adopted, promulgated or issued which would have the effect of making the Merger or any of the transactions contemplated by the Merger Agreement illegal; and

•

Purchaser shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer, although this condition shall not be applicable to the obligations of Parent or Purchaser if, in breach of the Merger Agreement or the terms of the Offer, Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer.

The obligations of Parent and Purchaser to accept for payment or pay for any Shares tendered pursuant to the Offer are subject to the satisfaction or waiver by Parent of the following conditions (provided, however, that the Minimum Condition cannot be waived):

•

each of the representations and warranties of the Company set forth in the Merger Agreement (in each case made as if none of such representations and warranties contain any qualifications or limitations as to “materiality” or Company Material Adverse Effect) are true and correct, in each case, as of the date Purchaser accepts for purchase the validly tendered Shares (except to the extent that such representations and warranties speak as of another date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in a Company Material Adverse Effect;

•

the Company has performed in all material respects with all of its obligations required to be performed by it under the Merger Agreement at or prior to time Purchaser accepts for purchase the validly tendered Shares;

•	the Minimum Condition shall have been satisfied;

•

there is no temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the Offer or the Merger shall be in effect; and no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any court, administrative agency or commission or other governmental entity that prohibits or makes illegal the completion of the Offer or the Merger;

•

there is no pending or threatened suit, action or proceeding by any governmental entity (a) seeking to prohibit the completion of the Offer; (b) seeking to prohibit or limit the ownership or operation by the Company or Parent or any of their respective subsidiaries of any material business or assets of the Company or Parent, or (c) seeking to prohibit Parent from effectively controlling in any material respect the business or operations of the Company;

•

since the date of the Merger Agreement, there shall not have been any state of facts, event, changes, effects, developments, conditions or occurrences that, individually or in the aggregate, has had a Company Material Adverse Effect; and

•	at least 85% of the Company’s employees as of the date of the Merger Agreement shall remain employed by the Company.

Termination. The Merger Agreement may be terminated and the Offer or the Merger may be abandoned at any time prior to the Effective Time, as follows:

•	by the mutual written consent of Parent and the Company;

•

by Parent, if any representation or warranty made by the Company in the Merger Agreement is not true and correct, or if the Company has breached or failed to perform in any material respect any of its covenants or agreements contained in the Merger Agreement, which failure to be true and correct, breach or failure to perform (a) would give rise to the failure of a certain conditions requiring satisfaction prior to Parent or Purchaser’s obligation to consummate the Merger, and (b) cannot be or has not been cured prior to the Outside Date provided, that Parent has given the Company written notice, delivered at least ten (10) business days prior to such termination, stating Parent’s intention to terminate and basis for terminating the Merger Agreement;

•

by the Company, prior to the acceptance of Shares for payment pursuant to the Offer, if Parent has breached or failed to perform in any material respect any of its representations, warranties, covenants or agreements contained in the Merger Agreement, which failure to be true and correct, breach or failure to perform (i) gives rise to a Purchaser Material Adverse Effect, and (ii) cannot be or has not been cured prior to the Outside Date; provided, that the Company has given Parent written notice, delivered at least ten (10) business days prior to such termination, stating the Company’s intention to terminate and basis for terminating the Merger Agreement;

•	by either Parent or the Company, if:

•

any governmental entity issues an order, decree or ruling or takes any other action permanently restraining, enjoining or otherwise prohibiting acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree, ruling or other action shall have become final and nonappealable; provided, the terminating party’s breach did not cause, result in or contribute to such order, decree, ruling or other action; or

•

as the result of the failure of any of the conditions required to be satisfied prior to Parent or Purchaser’s obligation to consummate the Merger, the Offer shall have terminated or expired in accordance with its terms without Purchaser having purchased any Shares pursuant to the Offer prior to the Outside Date; provided, however, that the right to terminate the Merger Agreement pursuant to this provision is not available to any party (a) whose failure to fulfill any of its obligations contained in the Merger Agreement has been the cause of, resulted in, or contributed to, the failure of any such condition to have occurred on or prior to the aforesaid date or (b) who has failed to comply in all material respects with any of its covenants or agreements contained in the Merger Agreement, which failure to comply has not been cured;

•

by the Company, prior to the acceptance for payment of Shares pursuant to the Offer, in accordance with terms of the Merger Agreement providing for the withdrawal or modification of the Company’s recommendation, provided that the Company complies with all of the requisite provisions of the Merger Agreement, including notice provisions and payment of a termination fee, if applicable;

•	by Parent, if the Minimum Condition shall not have been met, provided that such failure is not caused by Parent’s failure to fulfill its obligations.

Termination Fees and Expenses.

Generally, except for certain expenses incurred related to filings with governmental entities and termination fees summarized in this section, expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses whether or not the Merger is consummated.

The Company has agreed that in the event:

•

the Merger Agreement has been terminated by the Company in connection with a withdrawal or modification of the Company’s recommendation following receipt of a Superior Company Proposal and subject to the restrictions set forth in the Merger Agreement; or

•

(a) the Company has knowledge of a Company Takeover Proposal, (b) a Company Takeover Proposal shall have been made directly to holders of Company common stock, or (c) any person has announced an intention to make a Company Takeover Proposal, and thereafter the Merger Agreement is terminated (i) either by Parent or the Company, if the Offer has been terminated or expired in accordance with its terms without Purchaser having purchased any Shares prior to the Outside Date, subject to certain limitations set forth in the Merger Agreement, or (ii) by Parent, if the number of Shares tendered (and not properly withdrawn by the Outside Date) fails to constitute at least a majority of the total number of outstanding Shares as of the date that Purchaser accepts the Shares for purchase (assuming all options and other rights to purchase shares of Company Common Stock for the Per Share Amount or less have been exercised), and within twelve (12) months of such termination the Company either enters into an Acquisition Agreement or consummates a Company Takeover Proposal involving the person who made the Company Takeover Proposal;

then, in each case, the Company must pay to Parent a fee equal to $1,500,000 and reimburse Parent for up to $750,000 of its reasonable, documented out-of-pocket expenses incurred in connection with the Offer and the Merger.

Amendment and Waiver. The Merger Agreement provides that it may be amended by the parties by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company and Parent, but, after any such approval, no amendment will be made which by law requires further approval by such stockholders without such further approval. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. At any time prior to the Effective Time, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement and (iii) waive compliance with any of the agreements or conditions contained in the Merger Agreement that may be legally waived. Any agreement on the part of a party to the Merger Agreement to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The Merger Agreement provides that the failure of any party to the Merger Agreement to assert any of its rights under the Merger Agreement or otherwise shall not constitute a waiver of those rights. No practice or custom of the parties in variance of the terms of the Merger Agreement shall constitute a waiver of that party’s right to demand exact compliance with the terms of the Merger Agreement. The Merger Agreement provides a waiver shall not obligate that party to agree to any further or subsequent waivers or affect the validity of the provision relating to any such waiver.

The Tender and Support Agreement

Each of the officers and directors of the Company and certain other stockholders of the Company, all of whom are named below, has entered into a Support Agreement with Parent in each of his or her capacity as a stockholder of the Company.

Stockholder	Number of Outstanding Shares Owned
Alfred R. Berkley, III	160,711
Dennis N. Berman	3,082,086
Scott Crowder	-0-
Richard R. Davidson	-0-
Alex Fitzpatrick	-0-
Hector Garcia-Molina	-0-
Allen B. Gruber	1,504,444
Harry Gruber	3,831,756
Philip G. Heasley	67,579
Robert J. Korzeniewski	52,610
Jeff Kuligowski	-0-
Richard LaBarbera	-0-
Deborah D. Rieman	19,297
Mitchell Tuchman	-0-

The Support Agreement, among other things, (i) obligates each stockholder to tender all of his or its Shares in the Offer, (ii) obligates each stockholder to vote his or its Shares in favor of the adoption of the Merger Agreement and approval of the Merger and the transactions contemplated by the Merger Agreement and against approval of any proposal made in opposition to, or in competition with, consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement, and (iii) restricts the transfer of Shares held by the applicable stockholder, all pursuant to the terms and subject to the conditions set forth in the Support Agreement.

In addition, each stockholder who entered into the Support Agreement granted an irrevocable proxy appointing persons designated by Parent as such shareholder’s attorney-in-fact and proxy to vote and exercise all voting and related rights with respect to such stockholder’s Shares (including any Shares each such stockholder may acquire in the future) relating to the matters that are the subject of the Support Agreement.

The aggregate number of Shares owned by the stockholders who have entered into the Support Agreement is 8,718,483. Based on the number of Shares outstanding as of May 23, 2008, the number of Shares owned by the stockholders who have entered into the Support Agreement represent approximately 22% of the issued and outstanding Shares. These stockholders also own options exercisable for 3,397,500 Shares, 2,737,500 of which have exercise prices exceeding the Offer Price.

The foregoing summary of the Support Agreement is qualified in its entirety by reference to the Support Agreement, which are incorporated herein by reference and copies of which are filed as exhibits to the Schedule TO.

Employment Agreements

The following executive officers of the Company have entered into an employment agreement with Parent: Scott Crowder; Richard Davidson; Alex Fitzpatrick; Jeff Kuligowski; and Richard LaBarbera. Each will serve the Company in a similar capacity as he does now, even after it becomes a subsidiary of Blackbaud. Each agreement will become effective upon the later of the execution of the agreement or the expiration of this offer and Kintera’s acceptance for payment and payment for Kintera’s Shares tendered pursuant to this offer. Upon such payment, those employment agreements, offer letters, bonus compensation plans and/or severance agreements between the officer and the Company will terminate. Each agreement with Blackbaud provides for at-will employment and includes one-year non-solicitation and non-competition covenants.

Mr. Crowder, Vice President of Blackbaud and Chief Technology Officer of the Kintera division of Blackbaud, will be paid $352,500 as a settlement of any severance benefits to which he was entitled under any prior agreements with Kintera, and subject to the approval of the Board of Directors, will be granted restricted shares of Blackbaud common stock in an aggregate amount of $300,000. Mr. Crowder’s annual base salary will be $235,000, and he will be paid a one-time retention bonus of $117,500, paid in Blackbaud stock, conditioned upon his continuous employment with Blackbaud until February 16, 2009. If Mr. Crowder terminates his employment for good reason or Blackbaud terminates him without cause prior to February 16, 2009, Mr. Crowder is eligible to receive payment of his base salary through February 16, 2009 and full payment of his one-time bonus.

Mr. Davidson, Vice President of Blackbaud and Chief Financial Officer of the Kintera division of Blackbaud, will be paid $375,000 as a settlement of any severance benefits to which he was entitled under any prior agreements with Kintera, his annual base salary will be $250,000, and he will be paid a one-time retention bonus of $250,000, paid in Blackbaud stock, conditioned upon his continuous employment with Blackbaud until March 31, 2009. If Mr. Davidson terminates his employment for good reason or Blackbaud terminates him without cause prior to March 31, 2009, Mr. Davidson is eligible to receive payment of his base salary through March 31, 2009 and full payment of his one-time bonus.

Mr. Fitzpatrick, Vice President of Blackbaud and General Counsel of the Kintera division of Blackbaud, will be paid $345,000 as a settlement of any severance benefits to which he was entitled under any prior agreements with Kintera. Mr. Fitzpatrick’s annual base salary will be $230,000, and he will be paid a one-time retention bonus of $115,000, paid in Blackbaud stock, conditioned upon his continuous employment with Blackbaud until February 16, 2009. If Mr. Fitzpatrick terminates his employment for good reason or Blackbaud terminates him without cause prior to February 16, 2009, Mr. Fitzpatrick is eligible to receive payment of his base salary through February 16, 2009 and full payment of his one-time bonus. If Mr. Fitzpatrick resigns without good reason prior to February 16, 2009 but after October 31, 2008, Mr. Fitzpatrick is eligible to receive a prorated portion of the one-time bonus.

Mr. Kuligowski, Vice President of Sales of the Kintera division of Blackbaud, will be paid $400,000 as a settlement of any severance benefits to which he was entitled under any prior agreements with Kintera, and, subject to the approval of the Board of Directors, will be granted restricted shares of Blackbaud common stock in an aggregate amount of $300,000. Mr. Kuligowski’s annual base salary will be $250,000, and he will be paid a one-time retention bonus of $100,000, paid in Blackbaud stock, conditioned upon his continuous employment with Blackbaud until February 16, 2009. If Mr. Kuligowski terminates his employment for good reason or Blackbaud terminates him without cause prior to February 16, 2009, Mr. Kuligowski is eligible to receive payment of his base salary through February 16, 2009 and full payment of his one-time bonus.

Mr. LaBarbera, Senior Vice President of Blackbaud and Chief Executive Officer of the Kintera division, will be paid $561,000 as a settlement of any severance benefits to which he as entitled under any prior agreements with Kintera. Mr. LaBarbera will receive an annual base salary of $330,000 and will be eligible to receive a one-time bonus of approximately $330,000 in Blackbaud common stock conditioned upon (i) his continuous employment with Blackbaud for 12 months following the effective date of his employment with Blackbaud and (ii) the achievement of certain performance targets. If Mr. LaBarbera terminates his employment for good reason or Blackbaud terminates him without cause, Mr. LaBarbera is eligible to receive the total performance bonus earned through the date of such termination of employment. Until the earlier of the date which he ceases to be employed by Blackbaud or December 31, 2009, Blackbaud will continue to reimburse him for maintaining his home in San Diego, California, in amounts not to exceed $20,000 for 2008 and $22,000 for 2009.

14. DIVIDENDS AND DISTRIBUTIONS

As discussed in Section 13 entitled “Transaction Documents” of this Offer to Purchase, the Merger Agreement provides that, between the date of the Merger Agreement and the effective time of the Merger, without the prior written consent of Parent, the Company may not (i) declare, set aside, make or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any of its capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, any capital stock (other than any such transaction by a wholly owed subsidiary of Company that remains a wholly-owned subsidiary of Company after consummation of such transaction in the ordinary course of business and provided that Company may make certain grants of options), or (ii) purchase, redeem or otherwise acquire any shares of the capital stock of the Company or any of its subsidiaries, other than repurchases of unvested Shares at cost or for de minimus consideration in connection with either the termination of the employment relationship with any employee or upon the resignation of any director or consultant, in each case, pursuant to stock option or purchase agreements in effect on the date of the Merger Agreement.

15. CERTAIN CONDITIONS TO THE OFFER

Neither Parent nor Purchaser will be obligated to accept for payment, and, subject to the rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act), will be obligated to pay for, or may delay the acceptance for payment of or payment for, any validly tendered Shares pursuant to the Offer (and not theretofore accepted for payment or paid for) unless the following conditions are met:

•	the Minimum Condition shall have been satisfied;

•

the representations and warranties of the Company contained in the Merger Agreement are true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the time Purchaser accepts for purchase Shares validly tendered pursuant to the Offer as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) would not, individually or in the aggregate, result in a Company Material Adverse Effect;

•

the Company shall have performed in all material respects all of its obligations required to be performed by it under the Merger Agreement at or prior to the time Purchaser accepts for purchase the Shares validly tendered pursuant to the Offer;

•

no temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the Offer or the Merger shall be in effect; and no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any court, administrative agency or commission or other governmental entity that prohibits or makes illegal the completion of the Offer or the Merger;

•

there shall not be pending any suit, action or proceeding by any governmental entity: (A) seeking to prohibit the completion of the Offer; (B) seeking to prohibit the ownership or operation by the Company or Parent or any of their respective subsidiaries of any material business or assets of the Company or Parent; or (C) seeking to prohibit Parent from effectively controlling in any material respect the business or operations of the Company;

•

since the date of the Merger Agreement, there shall not have been any state of facts, events, changes, effects, developments, conditions or occurrences that, individually or in the aggregate, has had a Company Material Adverse Effect; and

•	at least 85% of Company’s employees as of the date hereof are still employed by Company.

Subject to the terms of the Merger Agreement, the foregoing conditions are for the sole benefit of Purchaser and Parent and may be asserted by Purchaser or Parent regardless of the circumstances giving rise to any such condition or may be waived by Purchaser and Parent in whole or in part at any time and from time to time in their sole discretion; provided, however, that the Minimum Condition may not be waived. The failure by Parent, Purchaser or any other affiliate of Parent at any time to exercise any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

16. CERTAIN LEGAL MATTERS; REQUIRED REGULATORY APPROVALS

General. Except as described in this Section 16, Parent and Purchaser are not aware of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein.

Antitrust. The transactions contemplated by the Merger Agreement are not subject to compliance by the Company with the notification filing requirements under the HSR Act and the rules and regulations promulgated thereunder, and certain foreign antitrust and competition law filing requirements.

State Takeover Laws. A number of states have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Offer or the Merger, Purchaser believes that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce.

Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Company Board has irrevocably taken all necessary steps to render the restrictions of Section 203 of the DGCL inapplicable to the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby.

Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept or purchase any Shares tendered.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be revoked by the SEC in connection with the Company’s failure to file periodic reports or terminated by the Company, upon application to the SEC, if there are fewer than 300 record holders of Shares following the consummation of the Offer. If the Company’s equity securities were deregistered under the Exchange Act, all public trading in the Shares, including the trading on Nasdaq, would cease.

Moreover, the revocation or termination of the registration of the Company’s equity securities under the Exchange Act would cease the Company’s ongoing reporting obligations under Section 13(a) of the Exchange Act, which would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC.

Such revocation or termination would also make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement to furnish a proxy statement in connection with stockholders’ meetings pursuant to Section 14(a) of the Exchange Act, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going-private” transactions, inapplicable to the Company. In addition, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities under Rule 144 under the Securities Act. See Section 7 entitled “Effect of the Offer on the Market for the Company’s Shares; Nasdaq Delisting; Exchange Act Deregistration” of this Offer to Purchase.

17. APPRAISAL RIGHTS

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, at the effective time of the Merger, stockholders (other than those who tendered their Shares pursuant to the Offer) will have certain rights pursuant to the provisions of Section 262 of the DGCL (the “Appraisal Provisions “) to dissent and demand appraisal of their Shares. Under the Appraisal Provisions, dissenting stockholders who comply with the applicable statutory procedures will be entitled to demand payment of fair value for their Shares. If a stockholder and the Surviving Corporation do not agree on such fair value, the stockholder will have the right to a judicial determination of the fair value of their Shares as of the time of the Merger (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares.

In determining fair value, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the price per share to be paid for the Shares in the Merger or the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the purchase price per share of the Shares in the Offer or the Merger Consideration.

The foregoing summary of the Appraisal Provisions does not purport to be complete and is qualified in its entirety by reference to the Appraisal Provisions. Failure to follow the steps required by the Appraisal Provisions for perfecting appraisal rights may result in the loss of such rights.

18. CERTAIN FEES AND EXPENSES

Georgeson Inc. has been retained by Parent and Purchaser as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners. Customary compensation will be paid for all such services in addition to reimbursement of reasonable out-of-pocket expenses. Purchaser has agreed to indemnify Information Agent against certain liabilities and expenses, including liabilities under the federal securities laws.

American Stock Transfer & Trust Company has been retained by Parent and Purchaser as the Depositary. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services in connection with the Offer, will be reimbursed for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses in connection therewith.

Except as set forth above, Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

19. MISCELLANEOUS

The Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to all holders of the Shares (excluding Shares beneficially owned by Parent or Purchaser). This Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of this Offer or the acceptance thereof would not be in compliance with the securities or other laws of such jurisdiction. Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal, and if given or made, such information or representation must not be relied upon as having been authorized.

Parent and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations promulgated under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the same places and in the same manner as set forth in Section 8 entitled “Certain Information Concerning the Company” of this Offer to Purchase.

EUCALYPTUS ACQUISITION CORPORATION

June 9, 2008

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

Set forth below are the names, business addresses and current principal occupations or employment, and material occupations, positions, offices or employment for the past five years, of the directors and executive officers of Parent and Purchaser. Unless otherwise indicated, the business address of each person listed below is 2000 Daniel Island Drive, Charleston, South Carolina 29492 and each person listed below is a citizen of the United States.

None of the persons listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

None of the persons listed below (i) owns either beneficially or of record, or has contractual right to acquire, any securities of the Company, or (ii) has benefited from any transaction in any securities of the Company during the past two years, or (iii) has any contracts or arrangements with regard to any securities of the Company.

Parent

Name	Current Principal Occupation or Employment and Five-Year Employment History

Directors

Marc E. Chardon	Marc E. Chardon has served as President, Chief Executive Officer of Parent and a member of Parent’s Board of Directors since November 2005. Previously, Mr. Chardon served as Chief Financial Officer the Information Worker business group at Microsoft Corporation. He joined Microsoft in August 1998 as General Manager of Microsoft France. Prior to joining Microsoft, Mr. Chardon was General Manager of Digital France. He joined Digital in 1984, and held a variety of international marketing and business roles within the company. In 1994, Mr. Chardon was named Director, Office of the President, with responsibility for Digital’s corporate strategy development.

Timothy Chou	Timothy Chou has served on Parent’s Board of Directors since June 2007. Mr. Chou co-founded Openwater Networks in November 2005. From November 1999 until January 2005, he served as President of Oracle On Demand, a division of Oracle Corporation. Prior to that, Mr. Chou served as Chief Operating Officer of Reasoning, Inc. and as Vice President, Server Products, of Oracle Corporation. He has also served as a director for Embarcadero Technologies, Inc. since 2000.

George H. Ellis	George H. Ellis joined Parent’s Board of Directors in March 2006. Mr. Ellis has been Chief Financial Officer of Global 360, Inc. since July 2006. He also has served as the Chairman of Softbrands, Inc. since its formation in October 2001, and as its Executive Chairman from January 2006 to June 2006 and its Chief Executive Officer from October 2001 to January 2006. Mr. Ellis was also the Chairman and Chief Executive Officer of AremisSoft Corporation from October 2001 to July 2002 and served as a director of AremisSoft from April 1999 until February 2001. Mr. Ellis is a member of the board of directors and the audit committee chairman of PeopleSupport, Inc. and serves on the board of directors and advisory boards of several nonprofit companies in the Dallas area.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Marco W. Hellman	Marco W. Hellman has been Chairman of Parent’s Board of Directors since 1999. Mr. Hellman was an associate and a Managing Director with Hellman & Friedman LLC between August 1987 and February 2001.

Andrew M. Leitch	Andrew M. Leitch was appointed to Parent’s Board of Directors in February 2004. Mr. Leitch was with Deloitte & Touche LLP for over 27 years, most recently serving as the Vice Chairman of the Management Committee, Hong Kong from September 1997 to March 2000. Mr. Leitch serves on the board of directors, as chairman of the audit committee and member of the compensation committee of Aldila, Inc., a public company. Mr. Leitch also serves on the board of directors and a member of the audit committee of Cardium Therapeutics Inc., also a public company, as well as a director of other independent private companies.

John P. McConnell	John P. McConnell joined Parent’s Board of Directors in March 2006. Mr. McConnell served as the President and Chief Executive Officer of A4 Health Systems, Inc. from December 1998 until its sale to Allscripts Healthcare Solutions, Inc. in March 2006. Mr. McConnell sat on the board of directors of Allscripts from March 2006 until March 2008. He co-founded Medic Computer Systems, Inc. in 1982 and served as its Chief Executive Officer until its sale to Misys Plc in 1997. Mr. McConnell also has served on the board of directors of MED3000, Inc. since June 1996. Mr. McConnell serves on the advisory board for the College of Public Health at University of North Carolina and the board of directors of the 2004 WakeMed Foundation.

Carolyn Miles	Carolyn Miles has served on Parent’s Board of Directors since March 2007. Ms. Miles has been Executive Vice President and Chief Operating Officer of Save the Children, a nonprofit organization, since 2004 and has served in various capacities since joining Save the Children in 1998. Prior to joining Save the Children, Ms. Miles worked with American Express Travel-Related Services in New York and Hong Kong.

Executive Officers

Marc E. Chardon	See information set forth above.

Timothy V. Williams	Timothy V. Williams has served as Parent’s Chief Financial Officer since January 2001. From January 1994 to January 2001 he served as Executive Vice President and CFO of Mynd, Inc. (now Computer Sciences Corporation), a provider of software and services to the insurance industry. Prior to that, Mr. Williams worked at Holiday Inn Worldwide, most recently as Executive Vice President & Chief Financial Officer.

Charles T. Cumbaa	Charles T. Cumbaa has served in various executive capacities of Parent since May 2001, including as its current Senior Vice President of Services and Development. Prior to joining Parent, Mr. Cumbaa was an Executive Vice President with Intertech Information Management from December 1998 until October 2000. From 1992 until 1998 he was President and Chief Executive Officer of Cognitech, Inc., a software company he founded. Prior to that, he was employed by McKinsey & Company.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Louis J. Attanasi	Louis J. Attanasi is Senior Vice President of Products at Parent, responsible for product development, product strategy, and product management. He joined Parent in 1986, and in 1988, began managing our research and development efforts. Before joining Parent, he taught mathematics at the State University of New York at Stony Brook and worked as a programming engineer at Environmental Energy Corporation.

Gerard J. Zink	Gerard J. Zink has served as Parent’s Senior Vice President of Customer Support since January 2007. He joined Parent in November 1987, and served as a Customer Support Analyst, Manager of Customer Support and Vice President Customer Support before assuming his current position. Prior to joining Parent, Mr. Zink was employed as a computer consultant by the Diocese of Rockville Center in New York.

John J. Mistretta	John J. Mistretta, has served as Parent’s Senior Vice President of Human Resources since August 2005. From 1998 to 2005, he was Executive Vice President of Human Resources and Alternative Businesses for the National Commerce Financial Corporation (now SunTrust). He also spent 14 years at Citicorp.

Heidi Strenck	Heidi Strenck has served as Parent’s Senior Vice President and Controller since October 2002. Ms. Strenck joined Parent in September 1996 and held key management roles as Accounting Manager from 1996 until 1997 and as Controller until 2002. Prior to joining Parent, she served as a Senior Associate with Coopers & Lybrand and as Internal Auditor for The Raymond Corporation. Ms. Strenck serves on the board of directors of the Trident Area Salvation Army.

Lee W. Gartley	Lee W. Gartley is a Senior Vice President of Parent and President of its Target Division since January 2007. From 1998 to 2007, when Parent acquired Target Software, Inc. and Target Analysis Group, Inc., Mr. Gartley served as President of those entities. From 1996 to 1998, Mr. Gartley was a senior marketer with Art Technology Group. From 1992 to 1996, he was a management consultant with Boston Consulting Group.

Charles L. Longfield	Charles L. Longfield became Chief Scientist of Parent in January 2007. Prior to Parent’s acquisition of Target Software, Inc. and Target Analysis Group, Inc. in January 2007, Mr. Longfield served as the Chief Executive Officer of those entities. Prior to founding the Target companies in 1992, Mr. Longfield taught math to middle and high school students.

Purchaser

Name	Current Principal Occupation or Employment and Five-Year Employment History

Directors

Marc E. Chardon	See information set forth above.

Timothy V. Williams	See information set forth above.

Executive Officers

Marc E. Chardon	President and Chief Executive Officer. See information set forth above.

Timothy V. Williams	Treasurer, Chief Financial Officer and Secretary. See information set forth above.

Facsimile copies of Letters of Transmittal, properly completed and duly executed, will be accepted. The appropriate Letter of Transmittal, the share certificates and any other required documents should be sent or delivered by each holder of Shares or such holder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

American Stock Transfer & Trust Company

By Mail:	By Facsimile Transmission:	By Hand:

Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, NY 11219	(718) 234-5001 To Confirm Facsimile Only: (877) 248-6417 or (718) 921-8317	Attn: Reorganization Department 59 Maiden Lane Concourse Level New York, NY 10038

You may direct questions and requests for assistance to the Information Agent at its address and telephone number set forth below. You may obtain additional copies of this Offer to Purchase, the related Letter of Transmittal and other tender offer materials from the Information Agent as set forth below, and they will be furnished promptly at Parent’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Georgeson Inc.

199, Water Street, 26th Floor

New York, New York 10038

(212) 440-9800 (for banks and brokers)

and (866) 328-5439 (toll free for all others)